Exhibit 99.1

ELEVATOR

BCE Inc.

Q3

SHAREHOLDER REPORT
2016 THIRD QUARTER

NOVEMBER 2, 2016

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS			1
1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	7
	2.4	Operating costs	8
	2.5	Net earnings	9
	2.6	Adjusted EBITDA	10
	2.7	Severance, acquisition and other costs	11
	2.8	Depreciation and amortization	11
	2.9	Finance costs	11
	2.10	Other (expense) income	12
	2.11	Income taxes	12
	2.12	Net earnings attributable to common shareholders and EPS	12
3	BUSINESS SEGMENT ANALYSIS		13
	3.1	Bell Wireless	13
	3.2	Bell Wireline	17
	3.3	Bell Media	21
4	FINANCIAL AND CAPITAL MANAGEMENT		23
	4.1	Net debt	23
	4.2	Outstanding share data	23
	4.3	Cash flows	24
	4.4	Post-employment benefit plans	26
	4.5	Financial risk management	26
	4.6	Credit ratings	27
	4.7	Liquidity	27
5	QUARTERLY FINANCIAL INFORMATION		29
6	REGULATORY ENVIRONMENT		30
7	BUSINESS RISKS		31
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		33
	8.1	Our accounting policies	33
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	34
	8.3	Controls and procedures	36
CONSOLIDATED FINANCIAL STATEMENTS			37
	Consolidated income statements		37
	Consolidated statements of comprehensive income		38
	Consolidated statements of financial position		39
	Consolidated statements of changes in equity		40
	Consolidated statements of cash flows		41
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			42
	Note 1	Corporate information	42
	Note 2	Basis of presentation and significant accounting policies	42
	Note 3	Business acquisitions and dispositions	43
	Note 4	Segmented information	44
	Note 5	Operating costs	46
	Note 6	Severance, acquisition and other costs	46
	Note 7	Other (expense) income	47
	Note 8	Earnings per share	47
	Note 9	Debt	47
	Note 10	Post-employment benefit plans	48
	Note 11	Financial assets and liabilities	48
	Note 12	Share capital	50
	Note 13	Share-based payments	50
	Note 14	Commitments	52

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 34 to 36 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2016 (Q3 2016 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2016 dated April 27, 2016 (BCE 2016 First Quarter MD&A) and second quarter of 2016 dated August 3, 2016 (BCE 2016 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 2, 2016, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2015 dated March 3, 2016 (BCE 2015 AIF) and recent financial reports, including the BCE 2015 Annual MD&A, the BCE 2016 First Quarter MD&A and the BCE 2016 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2016 and 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2, Key corporate and business developments, section 3.2, Bell Wireline – Key business developments, section 3.3, Bell Media – Key business developments, section 4.7, Liquidity and section 6, Regulatory environment, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the expected completion of BCE’s proposed acquisition of all of the issued and outstanding shares of Manitoba Telecom Services Inc. (MTS) and of BCE’s proposed disposition of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation (TELUS), the sources of liquidity we expect to use to fund the proposed acquisition of MTS, our network deployment plans and related capital investments, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 2, 2016 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. In addition, the nature and value of capital investments planned to be made by BCE in Manitoba assumes completion of the proposed acquisition of MTS as well as our ability to access or generate the necessary sources of capital. We believe that these assumptions were reasonable at November 2, 2016. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2016 First Quarter MD&A or in the BCE 2016 Second Quarter MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2015 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Regulatory environment and section 7, Business risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 2, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 1
1	OVERVIEW	MD&A

1 Overview

1.1 Financial highlights

BCE Q3 2016 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating revenues	5,407	5,345	62	1.2%	16,017	15,911	106	0.7%
Operating costs	(3,171)	(3,158)	(13)	(0.4%)	(9,350)	(9,433)	83	0.9%
Adjusted EBITDA	2,236	2,187	49	2.2%	6,667	6,478	189	2.9%
Adjusted EBITDA margin(1)	41.4%	40.9%		0.5%	41.6%	40.7%		0.9%
Net earnings attributable to:
Common shareholders	752	739	13	1.8%	2,237	2,030	207	10.2%
Preferred shareholders	32	38	(6)	(15.8%)	104	115	(11)	(9.6%)
Non-controlling interest	16	14	2	14.3%	47	43	4	9.3%
Net earnings	800	791	9	1.1%	2,388	2,188	200	9.1%
Adjusted net earnings	784	790	(6)	(0.8%)	2,342	2,230	112	5.0%
Net earnings per common share (EPS)	0.87	0.87	–	–	2.58	2.40	0.18	7.5%
Adjusted EPS(1)	0.91	0.93	(0.02)	(2.2%)	2.70	2.64	0.06	2.3%

(1)	Adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, adjusted net earnings and adjusted EPS and Free cash flow in this MD&A for more details, including, for adjusted EBITDA, adjusted net earnings, adjusted EPS, and free cash flow, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Cash flow from operating activities	1,943	1,878	65	3.5%	5,123	4,764	359	7.5%
Capital expenditures	(976)	(927)	(49)	(5.3%)	(2,778)	(2,668)	(110)	(4.1%)
Free cash flow	951	921	30	3.3%	2,303	2,083	220	10.6%

Q3 2016 financial highlights

BCE delivered revenue growth of 1.2% in the third quarter of 2016, compared to last year, driven by higher service revenues of 1.8%, led by continued growth from our Bell Wireless and Bell Media segments, moderated by a decline in our Bell Wireline segment. Net earnings increased by 1.1% compared to the corresponding period in 2015 due to higher adjusted EBITDA and lower severance, acquisition and other costs, partly offset by increased other expense. Adjusted EBITDA increased by 2.2% in the quarter, reflecting growth across all three of our segments. This drove an expansion in BCE adjusted EBITDA margin to 41.4%, up 0.5% compared to Q3 2015.

The increase in BCE adjusted EBITDA in Q3 2016 was driven by higher wireless service revenue flow-through and continued revenue growth from our Internet and Internet protocol television (IPTV) businesses, along with ongoing disciplined cost containment at Bell Wireline. This was moderated by the continued erosion of voice and legacy data revenues, higher customer retention and subscriber acquisition spending in our Bell Wireless segment, ongoing, but moderating, declines in our business markets and escalating content costs in our Bell Media segment.

Net earnings attributable to common shareholders of $752 million in the third quarter of 2016 increased by $13 million compared to the same period last year as higher operating revenues, which contributed to higher adjusted EBITDA, and lower severance, acquisition and other costs, were partly offset by increased other expense.

BCE’s EPS of $0.87 in Q3 2016 was unchanged compared to the same period last year. The average number of BCE common shares outstanding increased as a result of shares issued under a bought deal offering in December 2015 and our investment in Glentel Inc. (Glentel) in May 2015 which impacted EPS.

Excluding the impact of severance, acquisition and other costs, net gains (losses) on investments, and early debt redemption costs, adjusted net earnings in the third quarter of 2016 was $784 million, or $0.91 per common share, compared to $790 million, or $0.93 per common share, for the same period last year.

Cash flows from operating activities in the third quarter of 2016 increased by $65 million compared to Q3 2015 due mainly to improved working capital and higher adjusted EBITDA, partly offset by higher income taxes paid.

Free cash flow in the third quarter of 2016 increased by $30 million compared to the same period last year due to an increase in cash flows from operating activities, partly offset by higher capital expenditures.

1.2 Key corporate and business developments

Acquisition of Q9 Networks Inc. (Q9)

On August 8, 2016, BCE announced its agreement to acquire all equity it did not already own in Q9, a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. Q9 was acquired in October 2012 by an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners LLC and funds managed by Madison Dearborn Partners LLC. BCE held a 35.4% stake in Q9 and acquired the remainder from its fellow investors. The transaction is valued at approximately $680 million, including Q9 net debt but excluding BCE’s existing ownership interest. The transaction closed on October 3, 2016. The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector.

Bell and MTS to expand broadband services in Manitoba

In Q3 2016, Bell and MTS announced a number of new initiatives regarding the expansion of broadband network infrastructure and the introduction of next-generation fibre-based services to Manitobans, conditional on the completion of the proposed acquisition of MTS by BCE.

  On August 26, 2016, plans were announced for the expansion of Long-Term Evolution (LTE) wireless service in the Western Manitoba community of Glenborough. The new wireless infrastructure in Glenborough will deliver broadband LTE wireless services to the town’s residents and businesses, and to travellers along two significant Manitoba transportation routes, Highway 2 and Highway 5.
  On August 29, 2016, plans were announced to expand broadband communications infrastructure in the town of Churchill, Manitoba, including the introduction of Gigabit Fibe Internet and Fibe TV services. The Churchill infrastructure project will greatly enhance connectivity in the community and support innovation and economic development, including in the region’s growing international tourism industry with high-speed connections for Churchill resorts, hotels and lodges.
  On September 27, 2016, plans were unveiled to bring the most advanced broadband and wireless services available through a three-year sponsorship to “Innovation Alley”, a hub for innovators, entrepreneurs, students and artists covering 4 city blocks in downtown Winnipeg

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 3
1	OVERVIEW	MD&A

$1.5 billion public debt offering

On August 12, 2016, Bell Canada completed a public offering of $1.5 billion of medium term notes (MTN) debentures in two series pursuant to its MTN program. The $850 million Series M-42 MTN debentures will mature on October 1, 2021 and carry an annual interest rate of 2.00%. The $650 million Series M-43 MTN debentures will mature on August 12, 2026 and carry an annual interest rate of 2.90%. The MTN debentures are fully and unconditionally guaranteed by BCE. The net proceeds of the offering were used to fund the redemption prior to maturity on September 16, 2016 of Bell Canada’s $700 million principal amount of 5.00% Series M-18 MTN debentures due February 15, 2017, to fund the acquisition of Q9, and for general corporate purposes.

Renewal of MTN program

On September 30, 2016, Bell Canada announced the renewal of its MTN program, enabling Bell Canada to offer up to $4 billion of MTN debentures from time to time until October 20, 2018. The MTN debentures will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the MTN program was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets.

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A, in the BCE 2016 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy
  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2016, down 20 basis points from an earlier estimate of 1.3%
  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable for the remainder of 2016 after declining in the first half of the year
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

4 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2016 compared to Q3 and YTD 2015. It focuses on BCE’s consolidated operating results and provides financial information for each of our business segments. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating revenues	5,407	5,345	62	1.2%	16,017	15,911	106	0.7%
Operating costs	(3,171)	(3,158)	(13)	(0.4%)	(9,350)	(9,433)	83	0.9%
Adjusted EBITDA	2,236	2,187	49	2.2%	6,667	6,478	189	2.9%
Severance, acquisition and other costs	(25)	(46)	21	45.7%	(124)	(294)	170	57.8%
Depreciation	(706)	(727)	21	2.9%	(2,158)	(2,159)	1	–
Amortization	(161)	(133)	(28)	(21.1%)	(466)	(394)	(72)	(18.3%)
Finance costs
Interest expense	(227)	(227)	–	–	(663)	(683)	20	2.9%
Interest on post-employment benefit obligations	(20)	(27)	7	25.9%	(61)	(82)	21	25.6%
Other (expense) income	(13)	35	(48)	n.m.	51	58	(7)	(12.1%)
Income taxes	(284)	(271)	(13)	(4.8%)	(858)	(736)	(122)	(16.6%)
Net earnings	800	791	9	1.1%	2,388	2,188	200	9.1%
Net earnings attributable to:
Common shareholders	752	739	13	1.8%	2,237	2,030	207	10.2%
Preferred shareholders	32	38	(6)	(15.8%)	104	115	(11)	(9.6%)
Non-controlling interest	16	14	2	14.3%	47	43	4	9.3%
Net earnings	800	791	9	1.1%	2,388	2,188	200	9.1%
Adjusted net earnings	784	790	(6)	(0.8%)	2,342	2,230	112	5.0%
EPS	0.87	0.87	–	–	2.58	2.40	0.18	7.5%
Adjusted EPS	0.91	0.93	(0.02)	(2.2%)	2.70	2.64	0.06	2.3%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q3 2016	Q3 2015	% CHANGE
Wireless subscribers	8,380,949	8,183,367	2.4%
Postpaid	7,578,334	7,284,108	4.0%
High-speed Internet subscribers(1)	3,458,160	3,374,239	2.5%
TV (Satellite and IPTV subscribers)	2,745,873	2,700,710	1.7%
IPTV	1,302,039	1,108,699	17.4%
Total growth services	14,584,982	14,258,316	2.3%
Wireline NAS lines(1)	6,358,362	6,795,576	(6.4%)
Total services	20,943,344	21,053,892	(0.5%)

(1)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q3 2016	Q3 2015	% CHANGE	YTD 2016	YTD 2015	% CHANGE
Wireless subscribers	100,256	58,543	71.3%	135,118	64,739	108.7%
Postpaid	107,265	77,655	38.1%	202,918	174,061	16.6%
High-speed Internet subscribers	39,375	57,888	(32.0%)	66,697	116,144	(42.6%)
TV (Satellite and IPTV subscribers)	(4,723)	25,914	(118.2%)	7,377	69,594	(89.4%)
IPTV	36,253	67,908	(46.6%)	119,248	179,237	(33.5%)
Total growth services	134,908	142,345	(5.2%)	209,192	250,477	(16.5%)
Wireline NAS lines	(118,321)	(108,076)	(9.5%)	(314,778)	(331,524)	5.1%
Total services	16,587	34,269	(51.6%)	(105,586)	(81,047)	(30.3%)

BCE added 134,908 net new customer connections to its growth services in Q3 2016, representing a 5.2% decline over Q3 2015. This consisted of:

  107,265 net postpaid wireless customers, which was partly offset by the loss of 7,009 net prepaid wireless customers
  39,375 net high-speed Internet customers
  4,723 net TV subscriber losses, reflecting the net loss of 40,976 satellite TV customers, mitigated in part by the addition of 36,253 net new IPTV customers

In the first nine months of 2016, BCE added 209,192 net new growth service customers, representing a 16.5% decline over the same period of 2015. This consisted of:

  202,918 net postpaid wireless customers, which was partly offset by the loss of 67,800 net prepaid wireless customers
  66,697 net high-speed Internet customers
  7,377 net TV subscribers, reflecting the addition of 119,248 net new IPTV customers, partially offset by the net loss of 111,871 satellite TV customers

NAS net losses of 118,321 in Q3 2016 increased 9.5% over Q3 2015. Conversely, during the first nine months of 2016, NAS net losses were 314,778, reflecting an improvement of 5.1%, compared to prior year.

Total BCE customer connections across all services declined a modest 0.5%, year over year, as the continued erosion in traditional wireline NAS lines more than offset the increase in our growth services customer base.

At September 30, 2016, BCE served a total of:

  8,380,949 wireless customers, up 2.4% year over year, which included 7,578,334 postpaid customers, an increase of 4.0% since the end of Q3 2015, and 802,615 prepaid customers, down 10.7% year over year
  3,458,160 high-speed Internet customers, up 2.5% from Q3 2015
  2,745,873 total TV customers, up 1.7% from Q3 2015, which included 1,302,039 IPTV customers, an increase of 17.4% compared to Q3 2015, and 1,443,834 satellite TV customers, a decline of 9.3% year over year
  6,358,362 total wireline NAS lines, a decrease of 6.4% from Q3 2015

6 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.3 Operating revenues

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	1,848	1,772	76	4.3%	5,276	5,106	170	3.3%
Bell Wireline	3,005	3,028	(23)	(0.8%)	8,967	9,097	(130)	(1.4%)
Bell Media	716	692	24	3.5%	2,236	2,158	78	3.6%
Inter-segment eliminations	(162)	(147)	(15)	(10.2%)	(462)	(450)	(12)	(2.7%)
Total BCE operating revenues	5,407	5,345	62	1.2%	16,017	15,911	106	0.7%

BCE

Total operating revenues at BCE grew by 1.2% in the third quarter of 2016 and by 0.7% in the first nine months of the year, compared to the same periods last year, driven by growth in both our Bell Wireless and Bell Media segments, offset in part by lower year-over-year operating revenues in our Bell Wireline segment. This consisted of service revenues of $5,024 million in Q3 2016 and $14,921 million in the first nine months of the year, increasing by 1.8% and 1.5%, respectively, compared to the same periods in 2015. Product revenues of $383 million in Q3 2016, and $1,096 million in the first nine months of 2016, declined by 7.0% and 9.1%, respectively, over the corresponding periods last year.

BELL WIRELESS

Bell Wireless operating revenues were up 4.3% this quarter and 3.3% for the first nine months of 2016, compared to the same periods in 2015, attributable to service revenue growth of 5.7% and 5.2%, respectively, driven by a larger postpaid customer base coupled with the growth in blended average revenue per user (ARPU). The year-over-year increase in ARPU reflected the adoption of higher rate plans, driven by the ongoing customer shift from three-year to two-year contracts, increased data usage from greater smartphone penetration and a growing base of postpaid LTE and LTE Advanced (LTE-A) customers. The growth in data revenues was offset in part by the continued decline in voice revenues. Product revenues decreased by 11.2% in Q3 2016 and by 17.7% for the first nine months of the year compared to the same periods last year, mainly as a result of greater promotional offers in a highly competitive marketplace, as well as a fewer number of device upgrades, moderated by a higher number of gross activations and a greater proportion of premium smartphone devices in our sales mix.

BELL WIRELINE

Bell Wireline operating revenues declined by 0.8% in the third quarter of 2016 and by 1.4% in the first nine months of the year, compared to the same periods last year, due to the ongoing erosion in our voice and legacy data revenues, the sale of a call centre subsidiary in September 2015, as well as higher acquisition and retention discounts in our residential market resulting from intense competitive pressures from cable competitors. The ongoing, but moderating, declines in our business markets’ revenues, resulting from continued market softness and competitive pricing, also unfavourably impacted operating revenues. The decrease in wireline revenues was partly mitigated by the continued growth in Internet and IPTV subscribers along with higher retail household ARPU.

BELL MEDIA

Bell Media operating revenues increased by 3.5% in Q3 2016 and by 3.6% in the first nine months of 2016, compared to the same periods in 2015, due to increased subscriber revenues, driven by Bell Media’s expansion of The Movie Network (TMN) into a national pay TV service as well as the ongoing growth from CraveTV, our streaming service, and our TV Everywhere Go products. The growth in operating revenues was moderated by lower advertising revenues driven mainly by market softness which unfavourably impacted both TV and radio advertising revenues. The shift in advertising dollars to the principal broadcaster of the Rio 2016 Summer Olympic Games in Q3 2016 and the higher advertising spend related to the 2015 Federal Election in Q3 2015, also contributed to the year-over-year decline in advertising revenues. This was mitigated in part by higher out-of-home (OOH) advertising revenues, primarily due to the Métromédia CMR Plus Inc. (Métromédia) acquisition in Q1 2016 and new contract wins.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.4 Operating costs

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	(1,052)	(1,014)	(38)	(3.7%)	(2,947)	(2,919)	(28)	(1.0%)
Bell Wireline	(1,752)	(1,782)	30	1.7%	(5,184)	(5,345)	161	3.0%
Bell Media	(529)	(509)	(20)	(3.9%)	(1,681)	(1,619)	(62)	(3.8%)
Inter-segment eliminations	162	147	15	10.2%	462	450	12	2.7%
Total BCE operating costs	(3,171)	(3,158)	(13)	(0.4%)	(9,350)	(9,433)	83	0.9%

BCE

Total BCE operating costs increased by 0.4% in Q3 2016 compared to Q3 2015, due to higher expenses in our Bell Wireless and Bell Media segments, mitigated in part by cost savings in our Bell Wireline segment. Conversely, in the first nine months of 2016 operating costs declined 0.9%, compared to last year, as lower operating costs in our Bell Wireline segment more than offset the higher costs in our Bell Wireless and Bell Media segments.

BELL WIRELESS

Bell Wireless operating costs increased by 3.7% in Q3 2016 and 1.0% in the first nine months of 2016 compared to the same periods last year. The year-over-year increases in operating costs reflected:

  Higher customer retention spending mainly attributable to greater promotional pricing in a highly competitive market coupled with a greater proportion of premium smartphone devices in our upgrade mix. This increase was partially offset by lower year-over-year subsidized upgrade volumes given that Q3 2015 was impacted by greater activity in the marketplace as a result of the convergence of three-year and two-year contract expiries (referred to as the “double cohort” in the wireless industry) following the final application of the mandatory code of conduct on June 3, 2015 for providers of retail mobile wireless voice and data services in Canada (Wireless Code).
  Increased subscriber acquisition costs driven by higher year-over-year gross activations, higher sales of more expensive smartphones, greater promotional pricing due to a competitive marketplace and a larger proportion of postpaid gross activations in our sales mix. Higher advertising costs related to the Rio 2016 Summer Olympic Games also contributed to the year-over-year increase in subscriber acquisition costs.

These factors were offset partly by lower labour expenses driven by reduced call volumes to customer service centers, as well as lower wireless content costs associated with lower usage.

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

8 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline’s operating costs declined by 1.7% in Q3 2016 and by 3.0% in the first nine months of the year, compared to the same periods in 2015, driven by:

  Lower labour costs attributable to workforce reductions, decreased volume of calls to customer service centers and vendor contract savings
  Lower post-employment benefit expense resulting from a higher discount rate year over year. Additionally, a gain recorded on an alignment of certain Bell Aliant defined benefit (DB) pension plans with those of Bell Canada in the first quarter of 2016 also contributed to the year-to-date reduction.
  Decreased cost of goods sold consistent with lower product sales

Year-to-date results were also favourably impacted by lower payments to other carriers attributable to reduced volumes.

These factors were moderated in part by increased programming costs for TV services resulting from a higher number of total TV subscribers and programming rate increases. Greater spending on advertising during the Rio 2016 Summer Olympic Games also unfavourably impacted operating expenses.

BELL MEDIA

Bell Media operating costs increased by 3.9% in the third quarter of 2016 and by 3.8% in the first nine months of the year, compared to the corresponding periods last year, due to greater content costs associated with sports broadcast rights, the TMN national expansion and CraveTV, as well as increased expenses related to the Métromédia acquisition and outdoor advertising contract wins. The increase in operating expenses was mitigated in part by reduced labour costs resulting from the 2015 workforce reduction initiative.

2.5 Net earnings

Net earnings increased by 1.1% in the third quarter of 2016 compared to the same period last year as higher operating revenues, which contributed to higher adjusted EBITDA, and lower severance, acquisition and other costs, were partly offset by increased other expense.

Year to date, net earnings of $2,388 million increased by 9.1% compared to the same period last year due mainly to higher revenues and lower operating costs, which resulted in higher adjusted EBITDA, lower severance, acquisition and other costs and lower finance costs, partly offset by higher income taxes and higher net depreciation and amortization expense.

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2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.6 Adjusted EBITDA

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	796	758	38	5.0%	2,329	2,187	142	6.5%
Bell Wireline	1,253	1,246	7	0.6%	3,783	3,752	31	0.8%
Bell Media	187	183	4	2.2%	555	539	16	3.0%
Total BCE adjusted EBITDA	2,236	2,187	49	2.2%	6,667	6,478	189	2.9%
BCE adjusted EBITDA margin	41.4%	40.9%		0.5%	41.6%	40.7%		0.9%

BCE

BCE’s adjusted EBITDA increased by 2.2% in the third quarter of 2016 and by 2.9% in the first nine months of 2016, compared to the same periods in 2015, driven by growth across all three of our segments.

BCE’s adjusted EBITDA margin grew by 0.5% to 41.4% in the third quarter of 2016, and by 0.9% to 41.6% in the first nine months of the year, compared to the same periods last year. The growth was driven by higher wireless, Internet, TV and media services revenue, solid cost containment in our Bell Wireline segment, as well as workforce reductions in our Bell Media segment. This was moderated in part by the continued erosion in our voice and legacy data services, increased customer retention and subscriber acquisition spending in our Bell Wireless segment, ongoing declines in our business markets’ revenues resulting from market softness and higher content and programming costs in our Bell Media and Bell Wireline segments.

BELL WIRELESS

Bell Wireless adjusted EBITDA grew by 5.0% in the third quarter of 2016 and by 6.5% in the first nine months of the year, compared to the same periods last year, reflecting growth in service revenues driven by a higher postpaid customer base and higher blended ARPU, partly offset by increased operating costs.

BELL WIRELINE

Bell Wireline adjusted EBITDA grew by 0.6% this quarter and by 0.8% in the first nine months of the year, compared to the corresponding periods in 2015, led by:

  Continued growth in our Internet and IPTV businesses
  Ongoing effective cost management

This was offset in part by:

  The continued loss of higher-margin voice and legacy data service revenues
  The unfavourable impact of slow economic growth in our business markets
  Increased advertising spending during the Rio 2016 Summer Olympic Games

BELL MEDIA

Bell Media adjusted EBITDA increased by 2.2% in Q3 2016 and by 3.0% in the first nine months of the year, compared to the same periods last year, as the growth in operating revenues and lower labour costs resulting from the 2015 workforce reduction initiative more than offset the higher content and programming costs.

10 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.7 Severance, acquisition and other costs

2016

Severance, acquisition and other costs of $25 million in the third quarter of 2016 and $124 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $17 million in Q3 2016 and $74 million on a year-to-date basis
  Acquisition and other costs of $8 million in Q3 2016 and $50 million on a year-to-date basis, which includes transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions as well as severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

Severance, acquisition and other costs of $46 million in the third quarter of 2015 and $294 million on a year-to-date basis included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $27 million in Q3 2015 and $77 million on a year-to-date basis
  Acquisition and other costs of $19 million in Q3 2015 and $217 million on a year-to-date basis, related mainly to severance and integration costs due to the privatization of Bell Aliant Inc., and transaction costs, such as legal and financial advisory fees, related to acquisitions. Year to date, a charge of $137 million was also incurred for the litigation claim for satellite TV signal piracy.

2.8 Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter and on a year-to-date basis in 2016 decreased by $21 million and $1 million, respectively, compared to the same periods in 2015, due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher depreciable asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service. The changes to useful lives have been applied prospectively, effective January 1, 2016, and are not expected to have a significant impact on our financial statements.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2016 increased by $28 million and $72 million, respectively, compared to the same periods in 2015 due mainly to a higher asset base.

2.9 Finance costs

INTEREST EXPENSE

Interest expense in the third quarter of 2016 was unchanged compared to the same period last year as lower average interest rates were offset by higher average debt levels.

Interest expense on a year-to-date basis decreased by $20 million compared to the same period last year mainly as a result of lower average interest rates partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2016, the discount rate was 4.2% as compared to 4.0% on January 1, 2015.

In the third quarter and on a year-to-date basis in 2016, interest expense decreased by $7 million and $21 million, respectively, compared to the same periods last year due to a lower post-employment benefit obligation.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (loss) (OCI).

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2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.10 Other (expense) income

2016

Other expense of $13 million in the third quarter of 2016 included losses from our equity investments of $80 million due in large part to our share of the loss recorded by one of our equity investments on the sale of a portion of their operations of $46 million. This was partly offset by related gains on investments of $34 million and net mark-to-market gains of $24 million on derivatives used as economic hedges of U.S. dollar purchases.

Other income of $51 million on a year-to-date basis in 2016 included mark-to-market gains of $68 million on derivatives used as economic hedges of share-based compensation, partly offset by mark-to-market losses on derivatives used as economic hedges of U.S. dollar purchases, and gains on investments of $48 million. These were partly offset by losses of $81 million on equity investments due in large part to our share of the loss recorded by one of our equity investments on the sale of a portion of their operations of $46 million.

2015

Other income of $35 million in the third quarter of 2015 included net mark-to-market gains of $47 million on derivatives used as economic hedges of share based compensation and U.S. dollar purchases, and $22 million gains from our equity investments. These were partly offset by losses on investments of $19 million and losses on disposal of software, plant and equipment of $11 million.

Other income of $58 million in the first nine months of 2015 included a gain on investments of $73 million mainly due to the gain on investments of $94 million related to the sale of our 50% ownership interest in Glentel to Rogers Communications Inc. (Rogers) and net mark-to-market gains of $56 million on derivatives used as economic hedges of share based compensation and U.S. dollar purchases. These were partly offset by losses on disposal of software, plant and equipment of $42 million and, losses from our equity investments of $48 million, which included a loss on investment of $54 million representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures.

2.11 Income taxes

Income taxes in the third quarter of 2016 increased by $13 million compared to the same period last year due mainly to higher taxable income and a higher statutory tax rate, partly offset by a higher value of uncertain tax positions favourably resolved in Q3 2016 compared to Q3 2015.

Income taxes on a year-to-date basis in 2016 increased by $122 million compared to the same period last year due mainly to higher taxable income and a higher statutory tax rate.

2.12 Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $752 million in the third quarter of 2016 increased by $13 million compared to the same period last year as higher operating revenues, which contributed to higher adjusted EBITDA, and lower severance, acquisition and other costs, were partly offset by increased other expense.

Year to date, net earnings attributable to common shareholders of $2,237 million increased by $207 million compared to the same period last year due mainly to higher adjusted EBITDA, lower severance, acquisition and other costs and lower finance costs, partly offset by higher income taxes and higher net depreciation and amortization expense.

BCE’s EPS of $0.87 in Q3 2016 and $2.58 on a year-to-date basis in 2016 remained unchanged and increased by $0.18, respectively, compared to the same periods last year. The average number of BCE common shares outstanding increased as a result of shares issued under a bought deal offering in December 2015 and our investment in Glentel in May 2015 which impacted EPS.

Excluding the impact of severance, acquisition and other costs, net gains (losses) on investments, and early debt redemption costs, adjusted net earnings in the third quarter of 2016 was $784 million, or $0.91 per common share, compared to $790 million, or $0.93 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2016 was $2,342 million, or $2.70 per common share, compared to $2,230 million, or $2.64 per common share, for the first nine months of 2015.

12 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 Business segment analysis

3.1 Bell Wireless

Key business developments

BELL MAINTAINS RANKING AS THE FASTEST MOBILE NETWORK IN CANADA

Bell’s LTE wireless network was ranked as Canada’s fastest again in 2016 by two major independent analysts. In its fourth annual ranking of Canada’s fastest wireless networks, PCMag ranked Bell #1 nationally and in more cities than any other competitor for the second year in a row. Conducted in August, PCMag’s survey called Bell’s network “truly a world-class Fourth Generation (4G) experience” and credited Bell’s Tri-band LTE-A technology for providing average national download speeds of almost 60 Megabits per second (Mbps), which is twice as fast as the top-ranked U.S. wireless carrier. Speedtest by Ookla also found that Bell LTE delivered the fastest mobile data download speeds of any provider across Canada, and is nearly twice as fast in Toronto as the overall average, based on data from nearly 800,000 mobile tests.

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility Inc.’s (Bell Mobility) extensive device lineup continued to expand in the quarter with the addition of a number of new 4G LTE devices from leading handset manufacturers, including the iPhone 7 and iPhone 7 Plus from Apple, the Samsung Galaxy J3 smartphone, the BlackBerry DTEK50 smartphone, Alcatel’s Idol 4 smartphone and POP 7 tablet, as well as Google’s Pixel and Pixel XL.

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

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3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Service	1,711	1,619	92	5.7%	4,900	4,658	242	5.2%
Product	127	143	(16)	(11.2%)	345	419	(74)	(17.7%)
Total external revenues	1,838	1,762	76	4.3%	5,245	5,077	168	3.3%
Inter-segment revenues	10	10	–	–	31	29	2	6.9%
Total Bell Wireless revenues	1,848	1,772	76	4.3%	5,276	5,106	170	3.3%

Bell Wireless operating revenues grew by 4.3% in the third quarter of 2016 and 3.3% in the first nine months of the year, compared to the same periods last year, as a result of higher service revenues, partly offset by lower product revenues.

  Service revenues grew by 5.7% in Q3 2016 and by 5.2% year to date, compared to the same periods last year, driven by a larger postpaid subscriber base combined with blended ARPU growth. The increase in blended ARPU was due to higher average monthly access rates as customers continue to shift from three-year plans to two-year plans, as well as reflecting greater smartphone penetration and a growing base of postpaid LTE and LTE-A customers in our subscriber mix which continued to drive growth in data consumption. The year-over-year growth in service revenues was moderated by lower wireless voice revenues, due mainly to increased adoption of all-inclusive rate plans, and the ongoing substitution for data applications.
  Product revenues decreased by 11.2% and 17.7% in the third quarter and the first nine months of 2016, respectively, compared to the same periods last year, primarily due to greater promotional offers on key devices as a result of a very competitive marketplace, as well as a fewer number of device upgrades, moderated in part by higher gross activations and a greater proportion of more expensive smartphone devices in our sales mix

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(1,052)	(1,014)	(38)	(3.7%)	(2,947)	(2,919)	(28)	(1.0%)
Adjusted EBITDA	796	758	38	5.0%	2,329	2,187	142	6.5%
Total adjusted EBITDA margin	43.1%	42.8%		0.3%	44.1%	42.8%		1.3%
Service adjusted EBITDA margin	46.5%	46.8%		(0.3%)	47.5%	47.0%		0.5%

Bell Wireless operating costs increased by 3.7% in the third quarter of 2016 and 1.0% year to date, compared to the same periods last year, mainly reflecting:

  Higher customer retention spending primarily attributable to greater promotional pricing in a highly competitive market coupled with a greater proportion of premium smartphone devices in our upgrade mix. This increase was partially offset by lower year-over-year subsidized upgrade volumes, given that Q3 2015 was impacted by the double cohort, which resulted in greater activity in the marketplace.
  Increased subscriber acquisition costs driven by higher year-over-year gross activations, higher sales of more expensive smartphones, greater promotional offers due to a competitive marketplace and a larger proportion of postpaid gross activations in our sales mix. Higher advertising costs relating to the Rio 2016 Summer Olympic Games also contributed to the year-over-year increase in subscriber acquisition costs.

These factors were offset partly by lower labour costs driven by reduced call volumes to customer service centers, as well as reduced content costs due to lower usage.

Bell Wireless adjusted EBITDA grew by 5.0% in the third quarter of 2016 and by 6.5% in the first nine months of 2016, compared to the same periods last year, driven by higher year-over-year operating revenues, lower labour and lower wireless content costs, partially offset by greater customer retention spending and subscriber acquisition costs. This resulted in relatively stable adjusted EBITDA margin, based on wireless service revenues, of 46.5% this quarter compared to 46.8% in Q3 2015. Year-to-date adjusted EBITDA margin increased to 47.5% compared to 47.0% achieved last year.

14 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q3 2016	Q3 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
Blended ARPU ($/month)	67.76	65.34	2.42	3.7%	65.04	62.89	2.15	3.4%
Gross activations	453,078	424,164	28,914	6.8%	1,163,934	1,150,497	13,437	1.2%
Postpaid	381,630	353,652	27,978	7.9%	974,022	950,445	23,577	2.5%
Prepaid	71,448	70,512	936	1.3%	189,912	200,052	(10,140)	(5.1%)
Net activations	100,256	58,543	41,713	71.3%	135,118	64,739	70,379	108.7%
Postpaid	107,265	77,655	29,610	38.1%	202,918	174,061	28,857	16.6%
Prepaid	(7,009)	(19,112)	12,103	63.3%	(67,800)	(109,322)	41,522	38.0%
Blended churn % (average per month)	1.41%	1.49%		0.08%	1.38%	1.49%		0.11%
Postpaid	1.26%	1.31%		0.05%	1.18%	1.24%		0.06%
Prepaid	2.86%	2.98%		0.12%	3.17%	3.36%		0.19%
Subscribers	8,380,949	8,183,367	197,582	2.4%	8,380,949	8,183,367	197,582	2.4%
Postpaid	7,578,334	7,284,108	294,226	4.0%	7,578,334	7,284,108	294,226	4.0%
Prepaid	802,615	899,259	(96,644)	(10.7%)	802,615	899,259	(96,644)	(10.7%)
Cost of acquisition (COA) ($/subscriber)	459	446	(13)	(2.9%)	475	444	(31)	(7.0%)

Blended ARPU increased by 3.7% and 3.4% in the third quarter and first nine months of 2016, respectively, compared to the same periods last year. The increases were driven by growth in postpaid ARPU as a result of a greater percentage of customers on higher-rate two year plans, disciplined pricing, along with a higher mix of postpaid customers with smartphones and other data devices in our total subscriber base, resulting in greater data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The higher speeds enabled by the continued expansion of our 4G LTE and LTE-A networks also drove greater data consumption which further contributed to the growth in blended ARPU. This was moderated by richer plans with higher data usage thresholds, unlimited local and long distance calling and a greater mix of shared plans.

Total gross wireless activations increased by 6.8% and 1.2% in the third quarter and first nine months of 2016, respectively, compared to the same periods last year, reflecting a higher number of postpaid gross activations, while prepaid gross activations were relatively stable year over year in Q3 2016, but decreased in the first nine months of 2016 compared to last year.

  Postpaid gross activations increased by 7.9% this quarter and by 2.5% year to date, compared to the same periods last year, reflecting increased store traffic driven by the introduction of new devices in the quarter and the continued effectiveness of our promotional activities despite ongoing competitive pressures and a maturing wireless market
  Prepaid gross activations increased by 1.3% in the third quarter of 2016 but decreased by 5.1% in the first nine months of 2016, due to our continued focus on postpaid customer acquisitions

Smartphones as a percentage of postpaid subscribers was 82% at September 30, 2016 compared to 78% at the end of the same period last year.

Blended wireless churn improved by 0.08% in Q3 2016 and by 0.11% in the first nine months of 2016, compared to the same periods in the prior year, reflecting both lower postpaid and prepaid churn. The improvement was mainly attributable to a greater percentage of postpaid subscribers in our total subscriber base compared to last year, as postpaid customers typically have a lower churn rate than prepaid customers, but also reflected the favourable impact of our ongoing investment in customer retention and improved customer service.

  Postpaid churn improved by 0.05% in Q3 2016 and by 0.06% year to date to 1.26% and 1.18%, respectively, compared to the same periods in 2015, due to greater activity in the marketplace last year as a result of the double cohort that began in June 2015. Our ongoing investment in customer retention and improved customer service also contributed to the improvement in churn.
  Prepaid churn improved by 0.12% in the third quarter of 2016 and 0.19% year to date to 2.86% and 3.17%, respectively, compared to the same periods last year, as a result of fewer customer deactivations compared to the same periods in 2015

Postpaid net activations increased by 38.1% this quarter and by 16.6% in the first nine months of 2016 compared to the same periods last year, due to higher gross activations coupled with lower deactivations.

Prepaid net customer losses improved by 63.3% in Q3 2016 and by 38.0% year to date, compared to the same periods last year, driven by fewer customer deactivations. The improvement in year-to-date prepaid net customer losses was partially offset by lower gross activations.

Wireless subscribers totalled 8,380,949 at September 30, 2016, representing an increase of 2.4% since the end of the third quarter of 2015. The proportion of Bell Wireless customers subscribing to postpaid service increased to 90% in Q3 2016 from 89% in Q3 2015.

COA per gross activation increased year over year by $13 to $459 in Q3 2016, and by $31 to $475 in the first nine months of 2016, reflecting the impact of a higher proportion of postpaid customers in our activation mix, combined with higher handset prices due to the sale of more expensive premium smartphones and a weak Canadian dollar, as well as greater promotional offers driven by a highly competitive market. Increased advertising spend relating to the Rio 2016 Summer Olympic Games also contributed to the higher COA rate.

Retention costs as a percentage of service revenue increased to 12.7% and 12.1% in Q3 2016 and the first nine months of the year, respectively, compared to 11.7% and 12.0% in the corresponding periods last year. The increase in retention costs in Q3 2016 was mainly attributable to the ongoing shift to more expensive smartphone models in our upgrade mix and greater promotional pricing, offset in part by a lower number of subsidized upgrades given that Q3 2015 was impacted by the double cohort, which resulted in greater activity in the marketplace.

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3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A, in the BCE 2016 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to over 70% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

16 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

CANADA’S MOST POWERFUL HOME WI-FI AND THE WORLD’S FIRST FULLY WIRELESS 4K RESOLUTION (4K) IPTV SERVICE

On August 29, 2016, Bell announced the availability of the new Home Hub 3000 modem/router and the world’s first fully wireless IPTV service with the Wireless 4K Whole Home Personal Video Recorder (PVR) from Bell Fibe TV, maintaining Bell’s leadership position in Canadian broadband communications with ongoing service innovation.

  The Home Hub 3000 modem/router offers the most powerful home Wi-Fi service in Canada. With 12 antennas, total throughput capability of up to 1 Gigabit, automatic channel switching for reduced interference, and tri-band technology supporting multiple connected devices including smartphones, tablets and game consoles, the Home Hub 3000 offers broad and reliable coverage throughout the home. The new Home Hub 3000 is three times more powerful than the previous Home Hub 2000 modem, and offers an easy-to-use web interface to manage Wi-Fi access and settings, and battery back-up that enables customers to use Fibe Internet during a power outage for up to 4 hours.
  Fibe TV’s Wireless 4K Whole Home PVR enables the world’s first fully wireless IPTV service. With the flexibility to easily locate Fibe TV anywhere in the home, the Fibe Wireless 4K Whole Home PVR features 4K quality with four times the detail of Full High Definition, up to 150 hours of 4K recording capacity and Bluetooth remote that enables out-of-sight positioning of the PVR. Integrated access to Netflix in 4K will be available this fall.

BELL’S FIBRE-TO-THE-HOME (FTTH) INTERNET SERVICE LEADS CANADIAN INTERNET PROVIDERS

An Internet performance report commissioned by the Canadian Radio-television and Telecommunications Commission (CRTC) and released in September 2016 found that Bell’s FTTH Fibe Internet service exceeds advertised download speeds by a greater margin than any of the Internet providers tested across Canada, and that FTTH services, like Bell’s FTTH Fibe Internet service, offer the lowest levels of latency and packet loss. Based on data collected by an international broadband measurement company from more than 3,000 Canadian Internet users, this is the second CRTC report released this year that highlights the outstanding performance of FTTH broadband networks, like Bell’s FTTH Fibe Internet service, versus connections offered by cable companies.

BELL LAUNCHES NEW “MANAGE YOUR APPOINTMENT” FEATURE

Bell became the first communications company in Canada to offer residential customers an easy way to confirm and check the status of their service appointments online. Starting on August 31, 2016, customers in parts of Ontario and Québec can access a new feature called “Manage your appointment” for a summary of their service appointment 24 hours in advance. The snapshot includes the customers’ scheduled appointment time, a checklist of their new Bell products and services or repair requests, and the estimated duration of their appointment. Just prior to the appointment, customers will get an email, text or call introducing them to the technician assigned to their service call along with a confirmation that the technician is on the way.

FIBE TV ON APPLE TV

Bell will become the first Canadian TV service provider to offer TV service on Apple TV. To be available in Ontario and Québec, Fibe TV on Apple TV will provide access to up to 450 channels live or on demand and unique Fibe features like top trending shows, with recordings and pause and rewind live TV coming later this year. Apple TV 4th generation 32GB will be available at Bell stores in both provinces and through 310-BELL and Bell.ca.

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Data	1,833	1,770	63	3.6%	5,434	5,301	133	2.5%
Local and access	766	818	(52)	(6.4%)	2,336	2,469	(133)	(5.4%)
Long distance	189	207	(18)	(8.7%)	563	627	(64)	(10.2%)
Equipment and other	165	181	(16)	(8.8%)	500	528	(28)	(5.3%)
Total external revenues	2,953	2,976	(23)	(0.8%)	8,833	8,925	(92)	(1.0%)
Inter-segment revenues	52	52	–	–	134	172	(38)	(22.1%)
Total Bell Wireline revenues	3,005	3,028	(23)	(0.8%)	8,967	9,097	(130)	(1.4%)

Bell Wireline operating revenues decreased by 0.8% in Q3 2016 and by 1.4% in the first nine months of the year, compared to the same periods last year, attributable to reductions in local and access, long distance and equipment and other revenues. Additionally, Bell Wireline year-over-year revenues were unfavourably impacted by the sale of a call center subsidiary in September 2015. The decline in operating revenues was mitigated in part by data revenue growth.

Bell continued to deliver modest residential services revenue growth in Q3 2016, despite the unfavourable impact of the sale of a call centre subsidiary in September 2015, as a result of higher Internet and IPTV subscriber bases combined with the growth in household ARPU. This was moderated in part by higher customer acquisition and retention discounts resulting from aggressive cable competition, the impact of service optimization by customers, as well as the continued erosion of NAS and satellite TV subscriber bases. Although revenues in our business markets declined year over year in Q3 2016, the rate of erosion has improved compared to both last quarter and prior year.

  Data revenues increased by 3.6% in Q3 2016 and by 2.5% in the first nine months of 2016, compared to the corresponding periods of 2015, attributable to higher Internet and IPTV revenues, driven by growth in our subscriber bases, rate increases and higher Internet Protocol (IP) broadband connectivity revenue, offset in part by lower satellite TV revenues, the ongoing erosion in our legacy data revenues from declines in our business and wholesale markets, as well as lower data product sales. In the first nine months of the year, the decline in business solutions services revenue partly offset the growth in data revenue.
  Local and access revenues decreased by 6.4% in Q3 2016 and by 5.4% in the first nine months of 2016, compared to the same periods last year, due to the ongoing loss of NAS lines from technological substitution to wireless and Internet-based services and large business customer conversions to IP-based data services, mitigated in part by residential rate increases

18 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

  Long distance revenues declined by 8.7% this quarter and by 10.2% in the first nine months of 2016, over the corresponding periods in 2015, due to fewer minutes of use by residential and business customers, attributable to NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services and ongoing rate pressures in our residential market from customer adoption of premium rate plans
  Equipment and other revenues decreased by 8.8% in Q3 2016 and by 5.3% in the first nine months of the year, compared to the same periods in 2015, driven by lower equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(1,752)	(1,782)	30	1.7%	(5,184)	(5,345)	161	3.0%
Adjusted EBITDA	1,253	1,246	7	0.6%	3,783	3,752	31	0.8%
Adjusted EBITDA margin	41.7%	41.1%		0.6%	42.2%	41.2%		1.0%

Bell Wireline operating costs decreased by $30 million, or 1.7%, in Q3 2016 and by $161 million, or 3.0%, in the first nine months of 2016, over the corresponding periods in 2015, attributable to:

  Labour savings driven by workforce reductions, a decline in call volumes to customer service centers and vendor contract savings
  Decreased post-employment benefit expense attributable to a higher discount rate year over year. Additionally, a gain recorded on an alignment of certain Bell Aliant DB pension plans with those of Bell Canada in the first quarter of 2016 also contributed to the year-to-date reduction.
  Lower cost of goods sold resulting from decreased product sales

Year-to-date operating costs were also favourably impacted by lower payments to other carriers attributable to reduced volumes.

The decline in operating expenses was moderated in part by higher programming costs for TV services driven by an increased number of total TV subscribers and programming rate increases. Higher marketing costs incurred during the Rio 2016 Summer Olympic Games also unfavourably impacted Bell Wireline operating costs.

Bell Wireline adjusted EBITDA grew by 0.6% in the third quarter of 2016, and by 0.8% during the first nine months of the year, along with corresponding adjusted EBITDA margin expansion to 41.7% and 42.2%, from the 41.1% and 41.2%, respectively, compared to the same periods last year. The year-over-year increase in adjusted EBITDA resulted from growth in our Internet and IPTV businesses’ revenues and continued disciplined cost containment, which more than offset the ongoing loss of higher-margin voice and legacy data service revenues, the continued, but moderating, pressure in our business markets’ revenues, as well as the increased advertising spend during the Rio 2016 Summer Olympic Games.

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q3 2016	Q3 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
High-Speed Internet net activations	39,375	57,888	(18,513)	(32.0%)	66,697	116,144	(49,447)	(42.6%)
High-Speed Internet subscribers(1)	3,458,160	3,374,239	83,921	2.5%	3,458,160	3,374,239	83,921	2.5%

(1)	Our Q1 2016 business Internet subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 21,684 in order to align practices as a result of the integration of Bell Aliant.

High-Speed Internet subscriber net activations decreased by 32.0% in Q3 2016 and by 42.6% in the first nine months of the year, compared to the same periods in 2015, driven by both lower retail and wholesale residential net activations due mainly to increasingly aggressive offers from cable competitors, our richer retail residential promotional offers in Q3 2015 and lower pull through from a decrease in IPTV activations. This was mitigated in part by increased year-over-year back to school activations in the third quarter of 2016, higher activations from the launch of Home Internet service in Ontario by Virgin Mobile Canada on July 5, 2016 and increased activations in our FTTH footprint within our retail market.

High-Speed Internet subscribers at September 30, 2016 totalled 3,458,160, up 2.5% from the end of the third quarter of 2015.

TV

	Q3 2016	Q3 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
Net subscriber activations	(4,723)	25,914	(30,637)	(118.2%)	7,377	69,594	(62,217)	(89.4%)
IPTV	36,253	67,908	(31,655)	(46.6%)	119,248	179,237	(59,989)	(33.5%)
Total subscribers	2,745,873	2,700,710	45,163	1.7%	2,745,873	2,700,710	45,163	1.7%
IPTV	1,302,039	1,108,699	193,340	17.4%	1,302,039	1,108,699	193,340	17.4%

IPTV net subscriber activations decreased by 46.6% in Q3 2016 and by 33.5% in the first nine months of the year, compared to the same periods in the prior year, driven by our richer promotional offers in Q3 2015, aggressive offers for service bundles from the cable competitors, slower expansion of our IPTV footprint in 2016, the impact of a maturing Fibe TV market and reduced customer migrations from satellite TV.

Satellite TV net customer losses decreased by 2.4% in Q3 2016, but increased by 2.0% in the first nine months of 2016, over the corresponding periods in 2015. The Q3 improvement was driven by modest favourability in our retail residential market. Conversely, the increase in satellite TV net customer losses in the first nine months of the year was driven by higher retail residential net losses, attributable to a lower number of activations, as a result of promotional offers from cable competitors, which was moderated in part by lower customer deactivations and fewer migrations to IPTV.

Total TV net subscriber activations (IPTV and satellite TV combined) declined by 30,637 in Q3 2016 and by 62,217 in the first nine months of the year, compared to the same periods in the prior year, due to lower IPTV net activations and higher year-to-date satellite TV net losses, as described above.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 19
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

IPTV subscribers at September 30, 2016 totalled 1,302,039, up 17.4% from 1,108,699 subscribers reported at the end of Q3 2015.

Satellite TV subscribers at September 30, 2016 totalled 1,443,834, down 9.3% from 1,592,011 subscribers at the end of Q3 2015.

Total TV subscribers (IPTV and satellite TV combined) at September 30, 2016 equalled 2,745,873, representing a 1.7% increase since the end of the third quarter of 2015.

Local and Access

	Q3 2016	Q3 2015	CHANGE	% CHANGE	YTD 2016	YTD 2015	CHANGE	% CHANGE
NAS LINES
Residential	3,317,124	3,591,813	(274,689)	(7.6%)	3,317,124	3,591,813	(274,689)	(7.6%)
Business(1)	3,041,238	3,203,763	(162,525)	(5.1%)	3,041,238	3,203,763	(162,525)	(5.1%)
Total	6,358,362	6,795,576	(437,214)	(6.4%)	6,358,362	6,795,576	(437,214)	(6.4%)
NAS NET LOSSES
Residential	(80,587)	(78,354)	(2,233)	(2.8%)	(216,608)	(220,043)	3,435	1.6%
Business(1)	(37,734)	(29,722)	(8,012)	(27.0%)	(98,170)	(111,481)	13,311	11.9%
Total	(118,321)	(108,076)	(10,245)	(9.5%)	(314,778)	(331,524)	16,746	5.1%

(1)	Our Q1 2016 business NAS subscriber base reflects a beginning of period adjustment to reduce the number of subscribers by 15,526 in order to align practices as a result of the integration of Bell Aliant.

NAS net losses increased by 9.5% in the third quarter of 2016, compared to last year, resulting from both higher residential and business NAS net losses. However, in the first nine months of 2016, NAS net losses decreased by 5.1% due to both lower residential and business NAS net losses.

Residential NAS net losses increased by 2.8% this quarter compared to Q3 2015, but improved by 1.6% during the first nine months of the year, compared to the same period in 2015. The increase in losses in Q3 was mainly attributable to aggressive competitive offers in the marketplace, our richer promotional offers in 2015 and ongoing wireless and Internet-based technology substitution. During the first nine months of the year, these factors were more than offset by greater NAS customer retention through the acquisition of three-product households combined with the pull-through impact of IPTV activations.

Business NAS net losses increased by 27.0% in the third quarter of 2016, compared to last year, primarily as a result of a higher demand for access lines in 2015 due to the Federal Election, greater customer migrations to IP-based services and reduced demand for access lines in our large market, offset in part by fewer customer losses in our small business and wholesale markets. Conversely, in the first nine months of the year, business NAS net losses improved by 11.9% compared to the prior year, driven by fewer competitive losses in our large business market, moderated in part by continued soft demand for new access line installations driven by slow economic growth.

The annualized rate of NAS erosion in our customer base increased from 5.9% in Q3 2015, to 6.4% in Q3 2016. At September 30, 2016, we had 6,358,362 NAS lines, compared to 6,795,576 NAS lines at the end of Q3 2015.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A, in the BCE 2016 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth
  Positive full-year 2016 residential TV and Internet net customer additions
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

20 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

iHEARTRADIO LAUNCHED IN CANADA

On October 10, 2016, Bell Media officially launched North America’s fastest growing digital audio service iHeartRadio to the public, providing Canadians with instant access to all of Bell Media’s 105 radio stations across the country plus more than 100 additional exclusive, digital streaming channels featuring every musical genre as well as news/talk, sports and comedy. With the free iHeartRadio Canada app, users can listen to their favourite music and radio programs on iOS and Android devices, or listen on the web at iHeartRadio.ca, and in their vehicles using Bluetooth, Apple CarPlay and Android Auto. Embedded apps for smart TVs and gaming consoles will also soon be available.

CRAVETV SUBSCRIBERS TOP 1 MILLION

Bell Media’s TV streaming video service CraveTV welcomed its one millionth customer in Q3 2016. Featuring both original Canadian content and programming from the world’s leading names in TV entertainment such as HBO and SHOWTIME, CraveTV has grown quickly since its November 2014 launch and its expansion in early 2016 to all Canadians with an Internet account. In October, Bell Media announced that CraveTV is now available for in-app purchase on Apple TV, enabling customers to subscribe directly from their iTunes account; a new deal with MGM to license the Iconic James Bond Catalogue, spanning more than 50 years and every 007 actor; and, for the first time ever, that both new and returning SHOWTIME programs will debut on CraveTV at the same time as their U.S. broadcast premieres, including returning series The Affair, Billions, Dice, Episodes and Ray Donovan and new series Twin Peaks, I’m Dying Up Here, and Guerilla.

Financial performance analysis

2016 PERFORMANCE HIGHLIGHTS

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$692
$716
+3.5%
Q3 2015
Q3 2016

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$183
$187
+2.2%
Q3 2015
Q3 2016

BELL MEDIA
REVENUES
(IN $ MILLIONS)

$2,158
$2,236
+3.6%
YTD 2015
YTD 2016

BELL MEDIA
ADJUSTED EBITDA
(IN $ MILLIONS)

$539
$555
+3.0%
YTD 2015
YTD 2016

CTV IS THE MOST-WATCHED CANADIAN TV NETWORK

11 of top 20 programs

NATIONALLY AMONG TOTAL VIEWERS Q3 2016 (SUMMER SEASON)

BELL MEDIA RESULTS

REVENUES

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Total external revenues	616	607	9	1.5%	1,939	1,909	30	1.6%
Inter-segment revenues	100	85	15	17.6%	297	249	48	19.3%
Total Bell Media revenues	716	692	24	3.5%	2,236	2,158	78	3.6%

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 21
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Bell Media revenues grew by 3.5% in Q3 2016 and by 3.6% in the first nine months of the year, compared to the corresponding periods in 2015.

Subscriber fee revenues increased in both the third quarter and in the first nine months of 2016, compared to the same periods last year, driven by Bell Media’s expansion of TMN into a national pay TV service, higher revenues from CraveTV, due to a rate increase combined with the favourable impact of our direct-to-consumer launch in January 2016, and continued growth from our TV Everywhere Go products.

Advertising revenues declined in Q3 2016 and for the first nine months of 2016, compared to the same periods last year, driven by:

  Lower conventional and specialty TV advertising revenues due to the shift in advertising dollars this quarter to the principal broadcaster of the Rio 2016 Summer Olympic Games, as well as the higher revenues generated last year from the 2015 Federal Election and ongoing market softness
  Lower radio advertising revenues mainly due to market softness

This was partly offset by:

  Higher OOH advertising revenues primarily due to the Métromédia acquisition on January 5, 2016, as well as the positive contribution from various newly awarded contracts

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Operating costs	(529)	(509)	(20)	(3.9%)	(1,681)	(1,619)	(62)	(3.8%)
Adjusted EBITDA	187	183	4	2.2%	555	539	16	3.0%
Adjusted EBITDA margin	26.1%	26.4%		(0.3%)	24.8%	25.0%		(0.2%)

Bell Media operating costs increased by 3.9% in the third quarter of 2016 and by 3.8% in the first nine months of the year, compared to the same periods last year, due to greater content costs associated with sports broadcast rights, the TMN national expansion and CraveTV, as well as higher expenses related to the Métromédia acquisition and outdoor advertising contract wins. The increase in operating expenses was mitigated in part by reduced labour costs resulting from the 2015 workforce reduction initiative.

Bell Media adjusted EBITDA increased in Q3 2016 and in the first nine months of the year by 2.2% and 3.0%, respectively, compared to the same periods in 2015, driven by the growth in operating revenues and reduced labour costs, in part offset by higher content and programming costs.

BELL MEDIA OPERATING METRICS

  In Q3 2016, CTV was the #1 Canadian network for the 12th straight summer season among total viewers and among key viewers aged 18 to 49 and 25 to 54. CTV led Canadian networks with 11 of the top 20 programs among total viewers. CTV also aired 3 of the top 5 programs during the Fall Premiere Week.
  Bell Media’s specialty and pay TV properties reached 84% of all Canadian English specialty and pay TV viewers in an average week in Q3 2016. Bell Media led in primetime audience, with Discovery ranking as the top entertainment specialty and pay station for viewers aged 25 to 54.
  TMN, Space, Comedy and Bravo ranked in the Top 10. Bell Media led Q3 2016 with 14 of the top 20 programs for Canadian English entertainment specialty and pay TV among viewers aged 25 to 54.
  In Québec, Bell Media maintained its leadership position in French specialty and pay TV reaching 76% of viewers in an average week in Q3 2016. Five of the top 10 specialty and pay TV channels among viewers aged 25 to 54 are Bell Media properties (RDS, Canal D, Canal Vie, Z and Super Ecran).
  Bell Media continued to lead the Canadian digital landscape in Q3 2016 among Canadian broadcast and video network competitors with monthly averages of 18.3 million visitors, 778 million minutes spent and 25.9 million videos
  Bell Media remained Canada’s top radio broadcaster in Q3 2016, reaching 16.9 million listeners who spent in excess of 80 million hours tuned in each week
  Astral OOH is a key player in the market with an offering of 5 innovative product lines and more than 30,000 advertising faces located coast-to-coast, from Halifax to Vancouver, and strategic sites in Montréal, Ottawa, Toronto, Vancouver, Calgary and Edmonton

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2015 Annual MD&A, as updated or supplemented in the BCE 2016 First Quarter MD&A, in the BCE 2016 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year adjusted EBITDA growth driven by the national expansion of our TMN pay TV service, labour savings from workforce reductions in 2015, and CraveTV subscriber growth, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

22 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 Financial and capital management

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt(1)

	SEPTEMBER 30 2016	DECEMBER 31 2015	$ CHANGE	% CHANGE
Debt due within one year	4,991	4,895	96	2.0%
Long-term debt	16,505	15,390	1,115	7.2%
Preferred shares(2)	2,002	2,002	–	–
Cash and cash equivalents	(1,393)	(613)	(780)	n.m.
Net debt	22,105	21,674	431	2.0%

n.m.:	not meaningful
(1)	Net debt is a non-GAAP financial measure and does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt in this MD&A for more details including a reconciliation to the most comparable IFRS financial measure.
(2)	50% of outstanding preferred shares of $4,004 million in 2016 and 2015 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,211 million in total debt comprised of debt due within one year and long-term debt was due to:

  an increase in our notes payable (net of repayments) of $902 million the issuance of Series M-41 MTN, M-42 MTN and M-43 MTN debentures at Bell Canada with total principal amounts of $750 million, $850 million and $650 million, respectively an increase in our loans secured by trade receivables of $305 million

Partly offset by:

  the early debt redemption of Series M-18 MTN, M-19 MTN, M-23 MTN and M-32 debentures in the principal amounts of $700 million, $200 million, $500 million and $500 million, respectively the repayment of Series M-38 debentures in the principal amount of $150 million a net decrease of $196 million in our finance lease obligations and other debt

The increase in cash and cash equivalents of $780 million was due mainly to free cash flow of $2,303 million and $1,059 million of debt issuance (net of repayments), partly offset by dividends paid on BCE common shares of $1,712 million, a $510 million loan to a related party and $246 million paid for business acquisitions mainly related to the national expansion of HBO Canada and TMN.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES
Outstanding, January 1, 2016	865,614,188
Shares issued under employee stock option plan	2,224,735
Shares issued under dividend reinvestment plan	688,839
Shares issued under employee savings plan (ESP)	1,670,375
Outstanding, September 30, 2016	870,198,137

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,964,441	58
Exercised(1)	(2,224,735)	44
Forfeited	(155,913)	52
Outstanding, September 30, 2016	10,250,697	52
Exercisable, September 30, 2016	1,798,407	42

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2016 was $59.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 23
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Cash flows from operating activities	1,943	1,878	65	3.5%	5,123	4,764	359	7.5%
Capital expenditures	(976)	(927)	(49)	(5.3%)	(2,778)	(2,668)	(110)	(4.1%)
Cash dividends paid on preferred shares	(34)	(37)	3	8.1%	(105)	(113)	8	7.1%
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(26)	13	50.0%	(35)	(33)	(2)	(6.1%)
Acquisition and other costs paid	31	33	(2)	(6.1%)	98	133	(35)	(26.3%)
Free cash flow	951	921	30	3.3%	2,303	2,083	220	10.6%
Business acquisitions	–	(2)	2	100.0%	(246)	(286)	40	14.0%
Acquisition and other costs paid	(31)	(33)	2	6.1%	(98)	(133)	35	26.3%
Business dispositions	2	2	–	–	20	409	(389)	(95.1%)
Acquisition of spectrum licences	–	(5)	5	100.0%	(1)	(534)	533	99.8%
Loan to related party	(510)	–	(510)	n.m.	(510)	–	(510)	n.m.
Other investing activities	1	(13)	14	n.m.	22	(15)	37	n.m.
Net issuance of debt instruments	994	142	852	n.m.	1,059	207	852	n.m.
Issue of common shares	6	7	(1)	(14.3%)	98	64	34	53.1%
Repurchase of shares for settlement of share-based payments	(15)	(11)	(4)	(36.4%)	(94)	(97)	3	3.1%
Cash dividends paid on common shares	(594)	(551)	(43)	(7.8%)	(1,712)	(1,617)	(95)	(5.9%)
Other financing activities	(26)	(4)	(22)	n.m.	(61)	(25)	(36)	n.m.
Net increase in cash and cash equivalents	778	453	325	71.7%	780	56	724	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the third quarter of 2016 increased by $65 million compared to Q3 2015 due mainly to improved working capital and higher adjusted EBITDA, partly offset by higher income taxes paid. The increase in cash flows from operating activities of $359 million for the first nine months of 2016 reflects higher adjusted EBITDA, improved working capital and lower income taxes paid.

Free cash flow in the third quarter of 2016 and on a year-to-date basis in 2016 increased by $30 million and $220 million, respectively, compared to the same periods last year due to an increase in cash flows from operating activities, partly offset by higher capital expenditures.

Capital expenditures

	Q3 2016	Q3 2015	$ CHANGE	% CHANGE	YTD 2016	YTD 2015	$ CHANGE	% CHANGE
Bell Wireless	(195)	(184)	(11)	(6.0%)	(540)	(523)	(17)	(3.3%)
Capital intensity ratio	10.6%	10.4%		(0.2%)	10.2%	10.2%		–
Bell Wireline	(756)	(716)	(40)	(5.6%)	(2,158)	(2,068)	(90)	(4.4%)
Capital intensity ratio	25.2%	23.6%		(1.6%)	24.1%	22.7%		(1.4%)
Bell Media	(25)	(27)	2	7.4%	(80)	(77)	(3)	(3.9%)
Capital intensity ratio	3.5%	3.9%		0.4%	3.6%	3.6%		–
BCE	(976)	(927)	(49)	(5.3%)	(2,778)	(2,668)	(110)	(4.1%)
Capital intensity ratio	18.1%	17.3%		(0.8%)	17.3%	16.8%		(0.5%)

BCE capital expenditures increased by $49 million in Q3 2016 and by $110 million in the first nine months of the year, compared to the same periods last year. Capital expenditures as a percentage of revenue (capital intensity ratio) was 18.1% and 17.3%, in Q3 2016 and the first nine months of the year, respectively, compared to 17.3% and 16.8% in the same corresponding periods in 2015. The year-over-year increases in capital expenditures reflected:

  Higher wireless capital spending of $11 million in Q3 2016 and $17 million year to date, compared to the same periods in 2015, reflecting our continued investment in the expansion of our LTE network as well as our LTE-A network which reached 59% of the Canadian population at September 30, 2016, as well as the ongoing investment to increase network capacity to support our growing customer base and accommodate higher speeds and greater data consumption
  Higher wireline capital expenditures of $40 million and $90 million in Q3 2016 and year to date, respectively, compared to the same periods last year, driven by the ongoing rollout of broadband fibre directly to more homes and businesses, including the buildout of Gigabit Fibe infrastructure to the city of Toronto and other urban areas. This was moderated by the slower pace of expansion of our IPTV service footprint in Québec and Ontario.

24 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Business acquisitions

In Q1 2016, BCE completed the previously announced transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was launched nationally on March 1, 2016. BCE paid to Corus a total consideration of $218 million, of which $21 million was paid in 2015.

On May 20, 2015, BCE completed the acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares.

Business dispositions

On May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

Acquisition of spectrum licences

On April 21, 2015, Bell Mobility acquired Advanced Wireless Services-3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-pop) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015.

On May 12, 2015, Bell Mobility acquired an additional 243 million MHz-pop of 2500 Megahertz (MHz) wireless spectrum for $29 million, which was paid in Q2 2015. This acquisition increased Bell Mobility’s 2500 MHz spectrum holdings in a number of urban and rural markets.

Loan to related party

In September 2016, prior to the closing of the acquisition of Q9 on October 3, 2016, Bell Canada provided a loan of $510 million to Q9 for the repayment of its debt.

Debt instruments

2016

In the third quarter of 2016, we issued $994 million of debt, net of repayments. This included the issuance of Series M-42 MTN and Series M-43 MTN debentures at Bell Canada with principal amounts of $850 million and $650 million, respectively, and an increase in our loans secured by trade receivables of $305 million, partly offset by the early debt redemption of Series M-18 MTN debentures with a principal amount of $700 million and payments of finance leases and other debt of $111 million.

In the first nine months of 2016, we issued $1,059 million of debt, net of repayments. This included the issuance of Series M-41 MTN, Series M-42 MTN and Series M-43 MTN debentures at Bell Canada with principal amounts of $750 million, $850 million and $650 million, respectively, the issuance (net of repayments) of $902 million of notes payable and an increase in our loans secured by trade receivables of $305 million. These issuances were partly offset by the early debt redemption of Series M-18 MTN, Series M-19 MTN, Series M-23 MTN and Series M-32 debentures, with principal amounts of $700 million, $200 million, $500 million and $500 million, respectively, the repayment of Series M-38 debentures of $150 million and payments of finance leases and other debt of $348 million.

2015

In the third quarter of 2015, we issued $142 million of debt, net of repayments. This included a $555 million issuance (net of repayments) of notes payable and bank advances, partly offset by a reduction in our loans secured by trade receivables of $305 million and a $108 million repayment of finance leases and other debt.

In the first nine months of 2015, we issued $207 million of debt, net of repayments. This included the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million and the issuance (net of repayments) of $672 million of notes payable and bank advances. These issuances were partly offset by a partial repayment of approximately $500 million of our unsecured committed term credit facility, a $353 million repayment of finance leases and other debt, and a $112 million repayment of Glentel’s outstanding debt.

Cash dividends paid on common shares

In the third quarter of 2016, cash dividends paid on common shares increased by $43 million compared to Q3 2015, due to a higher dividend paid in Q3 2016 of $0.6825 per common share, compared to $0.65 per common share in Q3 2015, and a higher number of outstanding common shares.

In the first nine months of 2016, cash dividends paid on common shares increased by $95 million compared to 2015, due to a higher dividend paid in the first nine months of 2016 of $2.015 per common share compared to $1.9175 per common share for the same period last year and a higher number of outstanding common shares, partly offset by lower cash dividend payments as a result of common shares issued in Q1 2016 under BCE’s dividend reinvestment plan.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 25
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.4 Post-employment benefit plans

For the three and nine months ended September 30, 2016, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $276 million and $1,622 million, respectively. This was due to a lower actual discount rate of 3.4% at September 30, 2016, as compared to 3.6% at June 30, 2016 and 4.2% at December 31, 2015. The loss was partly offset by a higher-than-expected return on plan assets.

For the three months ended September 30, 2015, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $197 million. This was due to a lower-than-expected return on plan assets, partly offset by a higher actual discount rate of 4.2% at September 30, 2015, as compared to 4.1% at June 30, 2015.

For the nine months ended September 30, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $551 million. This was due to a higher actual discount rate of 4.2% at September 30, 2015, as compared to 4.0% at December 31, 2014 and a higher-than-expected return on plan assets.

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	CLASSIFICATION	FAIR VALUE METHODOLOGY	SEPTEMBER 30, 2016		DECEMBER 31, 2015
			CARRYING	FAIR	CARRYING	FAIR
			VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	169	175	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	140	153	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,762	20,522	17,688	19,764

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
September 30, 2016
Available-for-sale (AFS) publicly-traded and privately-held investments(3)	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	52	–	83	(31)
December 31, 2015
AFS publicly-traded and privately-held investments(3)	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(4)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Unrealized gains and losses on AFS financial assets are recorded in OCI and are reclassified to Other (expense) income in the income statements when realized or when an impairment is determined.
(4)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

26 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $45 million (loss of $55 million) recognized in net earnings at September 30, 2016 and a gain (loss) of $76 million recognized in OCI at September 30, 2016, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at September 30, 2016.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE	SELL CURRENCY	AMOUNTS TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	1,832	CAD	2,389	2016	Commercial paper
Cash flow	USD	357	CAD	467	2016	Credit facility
Cash flow	USD	124	CAD	161	2016	Purchase commitments
Cash flow	USD	680	CAD	886	2017-2018	Purchase commitments
Economic	USD	140	CAD	192	2016	Purchase commitments
Economic	GBP	4	USD	5	2016	Purchase commitments
Economic	USD	230	CAD	315	2017	Purchase commitments
Economic – call options	USD	114	CAD	151	2016	Purchase commitments
Economic – put options	USD	228	CAD	303	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million. During Q3 2016, we redeemed, prior to maturity, long-term debt maturing on February 15, 2017. The interest rate swap used to hedge the interest rate exposure on the redeemed debt with a notional amount of $700 million matures on February 15, 2017. Mark-to-market adjustments on this interest rate swap are recorded in Other (expense) income.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $16 million in net earnings at September 30, 2016.

4.6 Credit ratings

On May 2, 2016, DBRS Limited (DBRS) placed all ratings of BCE Inc. and Bell Canada Under Review with Negative Implications, following our announcement that we entered into a definitive arrangement agreement to acquire all of the issued and outstanding shares of MTS.

Following the announcement of the proposed acquisition of Q9, on August 8, 2016, DBRS downgraded Bell Canada’s debentures and MTN debentures rating to BBB (high) from A (low), subordinated debentures rating to BBB (low) from BBB and commercial paper rating to R-2 (high) from R-1 (low). DBRS also downgraded BCE Inc.’s unsecured debentures rating to BBB from BBB (high), commercial paper rating to R-2 (middle) from R-1 (low) and preferred shares rating to Pfd-3 from Pfd-3 (high). All trends are stable.

All our other key credit ratings remain unchanged from those described in the BCE 2015 Annual MD&A.

4.7 Liquidity

The approximate $3.1 billion consideration for the proposed acquisition of MTS will be paid 45% in cash and 55% through the issuance of approximately 28 million BCE common shares. BCE intends to fund the cash component of the transaction from available sources of liquidity and/or through debt financing. The proceeds from the proposed divestiture to TELUS of one-third of MTS’ postpaid wireless subscribers and dealer locations in Manitoba may be used to reduce the aggregate amount of debt financing.

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017.

In Q3 2016, Bell Canada extended the terms of its $2.5 billion revolving facility from November 2020 to November 2021 and its $500 million expansion facility from November 2018 to November 2019.

In October 2016, Bell Canada extended the term of its securitized trade receivable program from December 31, 2017 to December 31, 2018.

All other cash requirements remain substantially unchanged from those described in the BCE 2015 Annual MD&A.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 27
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2015 AIF under section 8, Legal Proceedings, as subsequently updated in the BCE 2016 Second Quarter MD&A.

CLASS ACTIONS CONCERNING INCREASE TO LATE PAYMENT CHARGES

In August 2014, Bell Canada and Bell Mobility filed a motion to challenge the jurisdiction of the Québec Superior Court on late payment charges for telecommunications services. On October 31, 2016, judgment was rendered by which the Superior Court decided to keep its jurisdiction on the case and defer to the merits any constitutional arguments to be presented. Bell Canada and Bell Mobility have until November 30, 2016 to file an application for leave to appeal the Superior Court’s judgment to the Québec Court of Appeal.

Commitments (Off-balance sheet)

The following table is a summary of our commitments at September 30, 2016 that are due in each of the next five years and thereafter.

	2016	2017	2018	2019	2020	THEREAFTER	TOTAL
Operating leases	76	276	230	174	142	491	1,389
Commitments for property, plant and equipment and
intangible assets	298	971	739	602	506	1,448	4,564
Purchase obligations	215	612	562	513	455	1,566	3,923
Proposed acquisition of MTS(1)	3,068	–	–	–	–	–	3,068
Acquisition of Q9(2)	170	–	–	–	–	–	170
Total	3,827	1,859	1,531	1,289	1,103	3,505	13,114

(1)	Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close at the end of 2016 or early 2017. If the transaction does not close under certain circumstances, including failure to obtain required regulatory approvals, BCE may be liable to pay a break fee of $120 million to MTS.
(2)	The commitment was settled on October 3, 2016 upon completion of the acquisition of Q9.

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets. These leases are non-cancellable and are renewable at the end of the lease period.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures.

28 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 Quarterly financial information

BCE’s Q3 2016 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2016.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	5,407	5,340	5,270	5,603	5,345	5,326	5,240	5,528
Adjusted EBITDA	2,236	2,268	2,163	2,073	2,187	2,197	2,094	2,022
Severance, acquisition and other costs	(25)	(57)	(42)	(152)	(46)	(24)	(224)	(58)
Depreciation	(706)	(713)	(739)	(731)	(727)	(720)	(712)	(734)
Amortization	(161)	(156)	(149)	(136)	(133)	(134)	(127)	(118)
Net earnings	800	830	758	542	791	814	583	594
Net earnings attributable to common shareholders	752	778	707	496	739	759	532	542
Net earnings per common share
Basic	0.87	0.89	0.82	0.58	0.87	0.90	0.63	0.64
Diluted	0.87	0.89	0.82	0.58	0.87	0.90	0.63	0.63
Included in net earnings:
Severance, acquisition and other costs	(20)	(44)	(31)	(112)	(35)	(16)	(164)	(42)
Net (losses) gains on investments	(12)	(2)	12	(1)	(16)	40	(2)	(8)
Early debt redemption costs	–	–	(8)	(6)	–	–	(7)	(18)
Adjusted net earnings	784	824	734	615	790	735	705	610
Adjusted EPS	0.91	0.94	0.85	0.72	0.93	0.87	0.84	0.72
Average number of common shares outstanding – basic (millions)	869.9	869.1	867.1	853.5	848.9	844.9	841.0	837.7

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 29
6	REGULATORY ENVIRONMENT	MD&A

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment, as subsequently updated in the BCE 2016 First Quarter MD&A and the BCE 2016 Second Quarter MD&A.

Telecommunications Act

MANDATED WHOLESALE ACCESS TO FIBRE-TO-THE-PREMISE (FTTP) NETWORKS

On May 10, 2016, the Governor in Council rejected our request to vary Telecom Decision CRTC 2015-326 in order to exempt FTTP and next-generation DOCSIS 3.1. cable networks from the newly mandated disaggregated wholesale high-speed access service. On June 29, 2016, the CRTC rejected our application requesting the addition of conditions regarding competitor eligibility for the new disaggregated wholesale high-speed access service. These adverse regulatory decisions may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP will undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas. On September 20, 2016, the CRTC issued Telecom Decision CRTC 2016-379, in which it largely adopted our proposals concerning the technical design of our future disaggregated wholesale high-speed access service. The rates and roll-out schedule of our new service remain to be determined by the CRTC. The mandating of rates for the new disaggregated wholesale high-speed access service that are materially different from the rates that we will propose could improve the business position of our competitors and further impact our investment strategy.

REVIEW OF WHOLESALE FIBRE-TO-THE-NODE (FTTN) HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016 the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell and other major providers charge for access to their FTTN or cable networks, as applicable, by Internet service providers. Should such substantially lowered wholesale rates remain in place in the long-term and, in addition, should the interim rates be made retroactive, the business position of some of our competitors could improve, adversely affecting our financial performance, and our investment strategy could change, especially in relation to investment in next-generation wireline networks, particularly in smaller communities and rural areas.

Broadcasting Act

CHANGES TO SIMULTANEOUS SUBSTITUTION

Bell Canada’s and Bell Media’s appeals to the Federal Court of Appeal of the CRTC’s decision of January 29, 2015 relating to simultaneous substitution, and of the CRTC’s decision of November 19, 2015 stating new grounds for its decision relating to simultaneous substitution, were heard on June 20, 2016. On September 2, 2016, the Federal Court of Appeal issued a decision holding that (i) the appeal of the decision to prohibit simultaneous substitution for the Super Bowl and for specialty channels was premature as the CRTC had, at the time the appeal was filed and argued, not yet issued the order and regulations that would implement the decisions; (ii) there was not a breach of procedural fairness in respect of any of the three aspects of the decision appealed; and (iii) the CRTC has the jurisdiction to enact a remedial regime for simultaneous substitution errors.

On August 19, 2016, the CRTC issued Broadcasting Order CRTC 2016-335 (the Order) implementing its decision with respect to simultaneous substitution for the Super Bowl. On September 19, 2016, Bell Canada and Bell Media filed a motion with the Federal Court of Appeal seeking leave to appeal the Order, a stay of the Order, and expedited proceedings. Bell Canada and Bell Media are challenging the legal validity of the Order on the basis that the CRTC does not have jurisdiction under section 9(1)(h) of the Broadcasting Act to make an order banning simultaneous substitution for the Super Bowl and that doing so constitutes unauthorized retrospective regulation and interference with Bell Media’s vested economic rights. On November 1, 2016, leave to appeal the Order was granted by the Federal Court of Appeal but a stay of the Order pending the appeal was denied. The Federal Court of Appeal noted that the parties can bring a motion to expedite the appeal when the notice of appeal is filed.

WHOLESALE CODE

On October 23, 2015, Bell Canada and Bell Media filed with the Federal Court of Appeal an application for leave to appeal the CRTC’s decision to implement the Wholesale Code, which application was granted on December 22, 2015. We allege that the CRTC’s implementation of the Wholesale Code conflicts with the Copyright Act and is outside the CRTC’s jurisdiction under the Broadcasting Act. At this time, a decision on the appeal is not expected until sometime next year.

30 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
7	BUSINESS RISKS	MD&A

7 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2015 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2016 First Quarter MD&A, the BCE 2016 Second Quarter MD&A and this MD&A. The risks described in the BCE 2015 Annual MD&A, as updated in the BCE 2016 First Quarter MD&A, the BCE 2016 Second Quarter MD&A and this MD&A, include, without limitation, risks associated with:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 31
7	BUSINESS RISKS	MD&A

  pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

Please see section 9, Business risks of the BCE 2015 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2015 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please see section 4.7, Liquidity – Litigation in this MD&A and in the BCE 2016 Second Quarter MD&A for an update to the legal proceedings described in the BCE 2015 AIF, which sections’ 4.7 are incorporated by reference in this section 7. Please also see section 6, Regulatory environment in this MD&A, in the BCE 2016 First Quarter MD&A and in the BCE 2016 Second Quarter MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2015 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A; in section 4.7, Liquidity – Litigation, in section 6, Regulatory environment and in section 7, Business risks in the BCE 2016 Second Quarter MD&A; and in section 6, Regulatory environment in the BCE 2016 First Quarter MD&A, the risks described in the BCE 2015 Annual MD&A remain substantially unchanged.

32 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q3 2016 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2016. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2015. BCE’s Q3 2016 Financial Statements do not include all of the notes required in the annual financial statements.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets	Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.	This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements	Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.	This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standards were issued by the IASB and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers	Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.	We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.
Amendments to IFRS 2 – Share-based Payment	Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.	The amendments to IFRS 2 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 33
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q3 2016 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net earnings	800	791	2,388	2,188
Severance, acquisition and other costs	25	46	124	294
Depreciation	706	727	2,158	2,159
Amortization	161	133	466	394
Finance costs
Interest expense	227	227	663	683
Interest on post-employment benefit obligations	20	27	61	82
Other expense (income)	13	(35)	(51)	(58)
Income taxes	284	271	858	736
Adjusted EBITDA	2,236	2,187	6,667	6,478
BCE operating revenues	5,407	5,345	16,017	15,911
Adjusted EBITDA margin	41.4%	40.9%	41.6%	40.7%

Adjusted net earnings and adjusted EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q3 2016		Q3 2015		YTD 2016		YTD 2015
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	752	0.87	739	0.87	2,237	2.58	2,030	2.40
Severance, acquisition and other costs	20	0.03	35	0.05	95	0.11	215	0.26
Net losses (gains) on investments	12	0.01	16	0.01	2	–	(22)	(0.03)
Early debt redemption costs	–	–	–	–	8	0.01	7	0.01
Adjusted net earnings	784	0.91	790	0.93	2,342	2.70	2,230	2.64

34 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Cash flows from operating activities	1,943	1,878	5,123	4,764
Capital expenditures	(976)	(927)	(2,778)	(2,668)
Cash dividends paid on preferred shares	(34)	(37)	(105)	(113)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(26)	(35)	(33)
Acquisition and other costs paid	31	33	98	133
Free cash flow	951	921	2,303	2,083

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	SEPTEMBER 30, 2016	DECEMBER 31, 2015
Debt due within one year	4,991	4,895
Long-term debt	16,505	15,390
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(1,393)	(613)
Net debt	22,105	21,674

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 35
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

In addition to the non-GAAP financial measures previously described, we use a number of KPIs to measure the success of our strategic imperatives.
These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber represents the measurement of certain service revenues divided by the average subscriber base for the specified period.
Churn

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

COA

COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Dividend payout ratio	Dividends paid on common shares divided by free cash flow.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

36 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements

Consolidated income statements

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2016	2015	2016	2015
Operating revenues	4	5,407	5,345	16,017	15,911
Operating costs	4, 5	(3,171)	(3,158)	(9,350)	(9,433)
Severance, acquisition and other costs	4, 6	(25)	(46)	(124)	(294)
Depreciation	4	(706)	(727)	(2,158)	(2,159)
Amortization	4	(161)	(133)	(466)	(394)
Finance costs
Interest expense		(227)	(227)	(663)	(683)
Interest on post-employment benefit obligations	10	(20)	(27)	(61)	(82)
Other (expense) income	7	(13)	35	51	58
Income taxes		(284)	(271)	(858)	(736)
Net earnings		800	791	2,388	2,188
Net earnings attributable to:
Common shareholders		752	739	2,237	2,030
Preferred shareholders		32	38	104	115
Non-controlling interest		16	14	47	43
Net earnings		800	791	2,388	2,188
Net earnings per common share – basic and diluted	8	0.87	0.87	2.58	2.40
Average number of common shares outstanding – basic (millions)		869.9	848.9	868.7	845.0

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 37
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2016	2015	2016	2015
Net earnings	800	791	2,388	2,188
Other comprehensive (loss) income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of available-for-sale (AFS) financial assets, net of income taxes of nil for the three months and nine months ended September 30, 2016 and 2015, respectively	(12)	(3)	(7)	(2)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $3 million and ($7) million for the three months ended September 30, 2016 and 2015, respectively, and $30 million and ($7) million for the nine months ended September 30, 2016 and 2015, respectively	(4)	23	(83)	13
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $73 million and $51 million for the three months ended September 30, 2016 and 2015, respectively, and $440 million and ($151) million for the nine months ended September 30, 2016 and 2015, respectively(1)	(203)	(146)	(1,182)	400
Other comprehensive (loss) income	(219)	(126)	(1,272)	411
Total comprehensive income	581	665	1,116	2,599
Total comprehensive income attributable to:
Common shareholders	533	611	968	2,438
Preferred shareholders	32	38	104	115
Non-controlling interest	16	16	44	46
Total comprehensive income	581	665	1,116	2,599

(1)	The discount rate used to value our post-employment benefit obligations at September 30, 2016 was 3.4% compared to 3.6% at June 30, 2016 and 4.2% at December 31, 2015. The discount rate used to value our post-employment benefit obligations at September 30, 2015 was 4.2% compared to 4.1% at June 30, 2015 and 4.0% at December 31, 2014.

38 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2016	DECEMBER 31, 2015
ASSETS
Current assets
Cash		740	100
Cash equivalents		653	513
Trade and other receivables		2,710	3,009
Loan to related party	3	510	–
Inventory		420	416
Prepaid expenses		461	393
Other current assets		166	377
Total current assets		5,660	4,808
Non-current assets
Property, plant and equipment		21,878	21,630
Intangible assets		11,655	11,176
Deferred tax assets		121	89
Investments in associates and joint ventures		1,033	1,119
Other non-current assets		784	794
Goodwill	3	8,618	8,377
Total non-current assets		44,089	43,185
Total assets		49,749	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,025	4,287
Interest payable		149	148
Dividends payable		605	576
Current tax liabilities		144	86
Debt due within one year	9	4,991	4,895
Total current liabilities		9,914	9,992
Non-current liabilities
Long-term debt	9	16,505	15,390
Deferred tax liabilities		1,603	1,824
Post-employment benefit obligations		3,579	2,038
Other non-current liabilities		1,394	1,420
Total non-current liabilities		23,081	20,672
Total liabilities		32,995	30,664
Commitments	14
EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	4,004	4,004
Common shares		18,340	18,100
Contributed surplus		1,151	1,150
Accumulated other comprehensive income		32	119
Deficit		(7,086)	(6,350)
Total equity attributable to BCE shareholders		16,441	17,023
Non-controlling interest		313	306
Total equity		16,754	17,329
Total liabilities and equity		49,749	47,993

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 39
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

FOR THE PERIOD ENDED SEPTEMBER 30, 2016 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2016	4,004	18,100	1,150	119	(6,350)	17,023	306	17,329
Net earnings	–	–	–	–	2,341	2,341	47	2,388
Other comprehensive loss	–	–	–	(87)	(1,182)	(1,269)	(3)	(1,272)
Total comprehensive (loss) income	–	–	–	(87)	1,159	1,072	44	1,116
Common shares issued under employee stock option plan	–	103	(6)	–	–	97	–	97
Common shares issued under dividend reinvestment plan	–	38	–	–	–	38	–	38
Common shares issued under employee savings plan	–	99	–	–	–	99	–	99
Other share-based compensation	–	–	7	–	(11)	(4)	–	(4)
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,884)	(1,884)	–	(1,884)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(37)	(37)
Balance at September 30, 2016	4,004	18,340	1,151	32	(7,086)	16,441	313	16,754

FOR THE PERIOD ENDED SEPTEMBER 30, 2015 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		ATTRIBUTABLE TO BCE SHAREHOLDERS
	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2015		4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings		–	–	–	–	2,145	2,145	43	2,188
Other comprehensive income		–	–	–	8	400	408	3	411
Total comprehensive income		–	–	–	8	2,545	2,553	46	2,599
Common shares issued under employee stock option plan		–	74	(5)	–	–	69	–	69
Common shares issued under employee savings plan		–	94	–	–	–	94	–	94
Other share-based compensation		–	–	17	–	(31)	(14)	–	(14)
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,765)	(1,765)	–	(1,765)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(33)	(33)
Common shares issued for the acquisition of Glentel Inc. (Glentel)	3	–	296	–	–	–	296	–	296
Balance at September 30, 2015		4,004	17,181	1,153	105	(6,264)	16,179	306	16,485

40 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2016	2015	2016	2015
Cash flows from operating activities
Net earnings		800	791	2,388	2,188
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	25	46	124	294
Depreciation and amortization		867	860	2,624	2,553
Post-employment benefit plans cost		80	96	225	295
Net interest expense		222	225	655	677
(Gains) losses on investments	7	(34)	19	(48)	(73)
Income taxes		284	271	858	736
Contributions to post-employment benefit plans		(78)	(76)	(248)	(249)
Payments under other post-employment benefit plans		(17)	(18)	(55)	(56)
Severance and other costs paid		(48)	(45)	(195)	(146)
Interest paid		(219)	(225)	(661)	(682)
Income taxes paid (net of refunds)		(123)	(66)	(463)	(518)
Acquisition and other costs paid		(31)	(33)	(98)	(133)
Net change in operating assets and liabilities		215	33	17	(122)
Cash flows from operating activities		1,943	1,878	5,123	4,764
Cash flows used in investing activities
Capital expenditures		(976)	(927)	(2,778)	(2,668)
Business acquisitions	3	–	(2)	(246)	(286)
Business dispositions	3	2	2	20	409
Acquisition of spectrum licences		–	(5)	(1)	(534)
Loan to related party	3	(510)	–	(510)	–
Other investing activities		1	(13)	22	(15)
Cash flows used in investing activities		(1,483)	(945)	(3,493)	(3,094)
Cash flows from (used in) financing activities
Increase in notes payable		4	555	902	672
Increase (reduction) in securitized trade receivables		305	(305)	305	10
Issue of long-term debt	9	1,497	–	2,244	502
Repayment of long-term debt	9	(812)	(108)	(2,392)	(977)
Issue of common shares		6	7	98	64
Repurchase of shares for settlement of share-based payments		(15)	(11)	(94)	(97)
Cash dividends paid on common shares		(594)	(551)	(1,712)	(1,617)
Cash dividends paid on preferred shares		(34)	(37)	(105)	(113)
Cash dividends paid by subsidiaries to non-controlling interest		(13)	(26)	(35)	(33)
Other financing activities		(26)	(4)	(61)	(25)
Cash flows from (used in) financing activities		318	(480)	(850)	(1,614)
Net increase (decrease) in cash		421	(47)	640	(58)
Cash at beginning of period		319	131	100	142
Cash at end of period		740	84	740	84
Net increase in cash equivalents		357	500	140	114
Cash equivalents at beginning of period		296	38	513	424
Cash equivalents at end of period		653	538	653	538

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 41
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2015 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2016.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media and radio broadcasting services to customers across Canada and out-of-home advertising services.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2016. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2015. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Adoption of amended accounting standards

As required, effective January 1, 2016, we adopted the following amended accounting standards on a prospective basis, none of which had a significant impact on our consolidated interim financial statements.

STANDARD	DESCRIPTION	IMPACT
Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

Clarifies that a revenue-based approach to calculate depreciation and amortization generally is not appropriate as it does not reflect the consumption of the economic benefits embodied in the related asset.

This amendment did not have a significant impact on our financial statements.
Amendments to IFRS 11 – Joint Arrangements

Provides guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3 – Business Combinations. The amended standard requires the acquirer to apply all of the principles on accounting for business combinations in IFRS 3 and other IFRSs except for any principles that conflict with IFRS 11.

This amendment did not have a significant impact on our financial statements.

Future changes to accounting standards

The following amended standards were issued by the IASB and have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Amendments to IFRS 15 – Revenue from Contracts with Customers	Addresses implementation questions on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition requirements. In particular, the amendments clarify when a promised good or service is separately identifiable from other promises in a contract and how to apply the principal versus agent guidance. The amendments also add practical expedients to the transition requirements for completed contracts under the full retrospective transition approach and to contract modifications at transition.	We are currently evaluating the impact of the amendments to IFRS 15 on our financial statements.	Annual periods beginning on or after January 1, 2018.
Amendments to IFRS 2 – Share-based Payment	Clarifies the classification and measurement of cash-settled share-based payment transactions that include a performance condition, share-based payment transactions with a net settlement feature for withholding tax obligations, and modifications of a share-based payment transaction from cash-settled to equity-settled.	The amendments to IFRS 2 are not expected to have a significant impact on our financial statements.	Annual periods beginning on or after January 1, 2018.

42 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 Business acquisitions and dispositions

2016

Acquisition of Q9 Networks Inc. (Q9)

On August 8, 2016, BCE announced its agreement to acquire all equity it did not already own in Q9. The transaction is valued at approximately $680 million, including Q9 debt but excluding BCE’s existing ownership interest. On October 3, 2016, BCE acquired the remaining 64.6% of the issued and outstanding shares of Q9 that it did not already own for a total cash consideration of approximately $170 million.

In September 2016, prior to the transaction closing, Bell Canada provided a loan of $510 million to Q9 for the repayment of its debt.

Q9 is a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector. Q9 will be included in our Bell Wireline segment in our consolidated financial statements.

The fair values of Q9’s assets and liabilities have not yet been determined.

BCE’s consolidated revenues would have been $16,099 million for the nine months ended September 30, 2016, if the acquisition had occurred on January 1, 2016.

Proposed acquisition of Manitoba Telecom Services Inc. (MTS)

On May 2, 2016, BCE announced that it intends to acquire all of the issued and outstanding common shares of MTS for a total consideration of $3.1 billion, of which 45% will be paid in cash and the remaining 55% through the issuance of approximately 28 million BCE common shares. The transaction is valued at approximately $3.9 billion, including net debt of approximately $0.8 billion. BCE intends to fund the cash component of the transaction from available sources of liquidity and/or through debt financing. MTS shareholder approval was obtained at a special meeting of shareholders held on June 23, 2016, and final court approval was obtained on June 29, 2016. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close at the end of 2016 or early 2017. If the transaction does not close under certain circumstances, including failure to obtain required regulatory approvals, BCE may be liable to pay a break fee of $120 million to MTS.

MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The acquisition of MTS will allow us to reach more Canadians through the expansion of our wireless and wireline broadband network while supporting our goal of being recognized by customers as Canada’s leading communications company.

On May 2, 2016, BCE also announced that following the completion of the acquisition of MTS, it intends to divest of one-third of the postpaid wireless subscribers of MTS to TELUS Corporation (TELUS). As part of the transaction, BCE also intends to assign one-third of MTS’ dealer locations in Manitoba to TELUS. The transaction with TELUS is subject to regulatory approvals and customary closing conditions. The acquisition of MTS is not conditional on completion of the transaction with TELUS. BCE may be liable to pay a break fee of $75 million to TELUS if the transaction with TELUS does not close under certain circumstances.

National expansion of HBO and The Movie Network (TMN)

In Q1 2016, BCE completed the previously announced transaction with Corus Entertainment Inc. (Corus) under which Corus waived its HBO content rights in Canada and ceased operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service. TMN was launched nationally on March 1, 2016. BCE paid to Corus a total cash consideration of $218 million, of which $21 million was paid in 2015.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL
Cash consideration	218
Finite-life intangible assets	8
Non-current assets	1
Current liabilities	(3)
Non-current liabilities	(8)
Fair value of net assets	(2)
Goodwill(1)	220

(1)	Goodwill arises principally from the ability to leverage media content and future growth. The amount of goodwill deductible for tax purposes is $163 million at a 7% annual rate declining balance. The goodwill arising from the transaction was allocated to our Bell Media group of cash generating units.

The transaction is part of our strategy to create, negotiate and deliver premium TV programming to Canadian consumers across more platforms on a national basis.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2015

Glentel

On May 20, 2015, BCE completed the acquisition of all of Glentel’s issued and outstanding common shares for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following the closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares.

Subsequently, also on May 20, 2015 and further to an agreement dated December 24, 2014, BCE divested 50% of its ownership interest in Glentel to Rogers Communications Inc. (Rogers) for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs). The resulting gain of $94 million was recorded in Other income in 2015.

Glentel is a Canadian-based dual-carrier, multi-brand mobile products distributor. The transaction is part of our strategy to accelerate wireless and improve customer service. BCE accounts for its investment in Glentel as a joint venture using the equity method.

Note 4 Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended September 30, 2016 and 2015.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2016					INTER-SEGMENT ELIMINATIONS
	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		1,838	2,953	616	–	5,407
Inter-segment		10	52	100	(162)	–
Total operating revenues		1,848	3,005	716	(162)	5,407
Operating costs	5	(1,052)	(1,752)	(529)	162	(3,171)
Segment profit(1)		796	1,253	187	–	2,236
Severance, acquisition and other costs	6	(1)	(25)	1	–	(25)
Depreciation and amortization		(137)	(696)	(34)	–	(867)
Finance costs
Interest expense						(227)
Interest on post-employment benefit obligations	10					(20)
Other expense	7					(13)
Income taxes						(284)
Net earnings						800

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-SEGMENT ELIMINATIONS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		1,762	2,976	607	–	5,345
Inter-segment		10	52	85	(147)	–
Total operating revenues		1,772	3,028	692	(147)	5,345
Operating costs	5	(1,014)	(1,782)	(509)	147	(3,158)
Segment profit(1)		758	1,246	183	–	2,187
Severance, acquisition and other costs	6	(2)	(25)	(19)	–	(46)
Depreciation and amortization		(123)	(705)	(32)	–	(860)
Finance costs
Interest expense						(227)
Interest on post-employment benefit obligations	10					(27)
Other income	7					35
Income taxes						(271)
Net earnings						791

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

44 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the nine month periods ended September 30, 2016 and 2015.

					INTER-SEGMENT ELIMINATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2016	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		5,245	8,833	1,939	–	16,017
Inter-segment		31	134	297	(462)	–
Total operating revenues		5,276	8,967	2,236	(462)	16,017
Operating costs	5	(2,947)	(5,184)	(1,681)	462	(9,350)
Segment profit(1)		2,329	3,783	555	–	6,667
Severance, acquisition and other costs	6	(5)	(116)	(3)	–	(124)
Depreciation and amortization		(418)	(2,100)	(106)	–	(2,624)
Finance costs
Interest expense						(663)
Interest on post-employment benefit obligations	10					(61)
Other income	7					51
Income taxes						(858)
Net earnings						2,388

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-SEGMENT ELIMINATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA		BCE
Operating revenues
External customers		5,077	8,925	1,909	–	15,911
Inter-segment		29	172	249	(450)	–
Total operating revenues		5,106	9,097	2,158	(450)	15,911
Operating costs	5	(2,919)	(5,345)	(1,619)	450	(9,433)
Segment profit(1)		2,187	3,752	539	–	6,478
Severance, acquisition and other costs	6	(9)	(255)	(30)	–	(294)
Depreciation and amortization		(375)	(2,078)	(100)	–	(2,553)
Finance costs
Interest expense						(683)
Interest on post-employment benefit obligations	10					(82)
Other income	7					58
Income taxes						(736)
Net earnings						2,188

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 Operating costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2016	2015	2016	2015
Labour costs
Wages, salaries and related taxes and benefits		(1,002)	(1,061)	(3,031)	(3,214)
Post-employment benefit plans service cost (net of capitalized amounts)	10	(60)	(69)	(164)	(213)
Other labour costs(1)		(263)	(235)	(758)	(681)
Less:
Capitalized labour		244	247	723	716
Total labour costs		(1,081)	(1,118)	(3,230)	(3,392)
Cost of revenues(2)		(1,610)	(1,582)	(4,733)	(4,685)
Other operating costs(3)		(480)	(458)	(1,387)	(1,356)
Total operating costs		(3,171)	(3,158)	(9,350)	(9,433)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6 Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2016	2015	2016	2015
Severance	(17)	(27)	(74)	(77)
Acquisition and other	(8)	(19)	(50)	(217)
Total severance, acquisition and other costs	(25)	(46)	(124)	(294)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

2015

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages awarded by such court, granting plaintiffs damages of $82 million, plus interest and costs. A charge of $137 million was recorded in Q1 2015 and was included in Acquisition and other costs.

On October 15, 2015, the Supreme Court of Canada dismissed Bell ExpressVu’s application for leave to appeal the Québec Court of Appeal’s judgment. Accordingly, the aggregate amount of $141.6 million, including interest and costs, was paid by Bell ExpressVu on October 19, 2015 in full satisfaction of the judgment as rendered by the Québec Court of Appeal.

46 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 Other (expense) income

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2016	2015	2016	2015
Net mark-to-market gains on derivatives used as economic hedges		24	47	68	56
Gains (losses) on investments	3	34	(19)	48	73
Losses on disposal/retirement of software, plant and equipment		(4)	(11)	(18)	(42)
Early debt redemption costs	9	–	–	(11)	(10)
Equity losses from investments in associates and joint ventures
Loss on investment(1)		(46)	–	(46)	(54)
Operations		(34)	22	(35)	6
Other		13	(4)	45	29
Total other (expense) income		(13)	35	51	58

(1)	The $46 million loss in 2016 represents BCE’s share of the loss recorded by one of our equity investments on the sale of a portion of its operations.
The $54 million loss in 2015 represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 8 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2016	2015	2016	2015
Net earnings attributable to common shareholders – basic	752	739	2,237	2,030
Dividends declared per common share (in dollars)	0.6825	0.6500	2.0475	1.9500
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	869.9	848.9	868.7	845.0
Assumed exercise of stock options(1)	1.5	1.2	1.2	1.3
Weighted average number of common shares outstanding – diluted (in millions)	871.4	850.1	869.9	846.3

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 31,722 and 2,932,470 for the third quarter and for the first nine months of 2016, respectively, compared to 2,779,830 for both the third quarter and for the first nine months of 2015.

Note 9 Debt

On January 11, 2016, Bell Canada redeemed, prior to maturity, its 4.64% Series M-19 medium term notes (MTN) debentures, having an outstanding principal amount of $200 million which were due on February 22, 2016, as well as its 3.65% Series M-23 MTN debentures, having an outstanding principal amount of $500 million which were due on May 19, 2016.

On February 29, 2016, Bell Canada issued 3.55% Series M-41 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on March 2, 2026.

On March 31, 2016, Bell Canada redeemed, prior to maturity, its 5.41% Series M-32 debentures, having an outstanding principal amount of $500 million which were due on September 26, 2016. We incurred an $11 million charge for the early debt redemption costs which was recorded in Other (expense) income in Q1 2016 in the income statement.

In Q1 2016, Bell Canada extended the term of its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc., from July 4, 2016 to July 4, 2017.

On August 12, 2016, Bell Canada issued 2.00% Series M-42 MTN debentures under its 1997 trust indenture, with a principal amount of $850 million, which mature on October 1, 2021. In addition, on the same date, Bell Canada issued 2.90% Series M-43 MTN debentures under its 1997 trust indenture, with a principal amount of $650 million, which matures on August 12, 2026.

On September 16, 2016, Bell Canada redeemed, prior to maturity, its 5.00% Series M-18 MTN debentures, having an outstanding principal amount of $700 million which were due on February 15, 2017.

In Q3 2016, Bell Canada reclassified $350 million of its 4.37% Series M-35 MTN debentures, which mature on September 13, 2017, from long-term debt to short-term debt.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2016	2015	2016	2015
DB pension	(50)	(58)	(153)	(175)
DC pension	(23)	(23)	(77)	(74)
OPEBs	(2)	(2)	(5)	(6)
Plan amendment gain on DB pension and OPEBs	–	–	27	–
Less:
Capitalized benefit plans cost	15	14	44	42
Total post-employment benefit plans service cost included in operating costs	(60)	(69)	(164)	(213)
Other costs recognized in severance, acquisition and other costs	–	–	5	(8)
Total post-employment benefit plans service cost	(60)	(69)	(159)	(221)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2016	2015	2016	2015
DB pension	(6)	(13)	(18)	(40)
OPEBs	(14)	(14)	(43)	(42)
Total interest on post-employment benefit obligations	(20)	(27)	(61)	(82)

Note 11 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	CLASSIFICATION	FAIR VALUE METHODOLOGY	SEPTEMBER 30, 2016		DECEMBER 31, 2015
			CARRYING	FAIR	CARRYING	FAIR
			VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	169	175	227	234
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	140	153	154	163
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	17,762	20,522	17,688	19,764

48 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
September 30, 2016
Available-for-sale (AFS) publicly-traded and privately-held investments	Other non-current assets	103	1	–	102
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	52	–	83	(31)
December 31, 2015
AFS publicly-traded and privately-held investments	Other non-current assets	128	16	–	112
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	256	–	256	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	30	–	56	(26)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income in the income statements.

Currency exposures

We use foreign currency forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $45 million (loss of $55 million) recognized in net earnings at September 30, 2016 and a gain (loss) of $76 million recognized in other comprehensive income at September 30, 2016, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at September 30, 2016.

TYPE OF HEDGE	BUY CURRENCY	AMOUNTS TO RECEIVE	SELL CURRENCY	AMOUNTS TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	1,832	CAD	2,389	2016	Commercial paper
Cash flow	USD	357	CAD	467	2016	Credit facility
Cash flow	USD	124	CAD	161	2016	Purchase commitments
Cash flow	USD	680	CAD	886	2017-2018	Purchase commitments
Economic	USD	140	CAD	192	2016	Purchase commitments
Economic	GBP	4	USD	5	2016	Purchase commitments
Economic	USD	230	CAD	315	2017	Purchase commitments
Economic – call options	USD	114	CAD	151	2016	Purchase commitments
Economic – put options	USD	228	CAD	303	2016	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances and to economically hedge dividend rate resets on preferred shares. During Q1 2016, we settled interest rate locks which hedged long-term debt with a notional amount of $500 million. During Q3 2016, we redeemed, prior to maturity, long-term debt maturing on February 15, 2017. The interest rate swap used to hedge the interest rate exposure on the redeemed debt with a notional amount of $700 million matures on February 15, 2017. Mark-to-market adjustments on this interest rate swap are recorded in Other (expense) income.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $16 million in net earnings at September 30, 2016.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 Share capital

Conversion of first preferred shares

On March 31, 2016, 1,953,385 of BCE’s 11,500,000 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares).

The annual fixed dividend rate on the Series AM Preferred Shares was reset for the next five years, effective on March 31, 2016, at 2.764% from 4.85%. The Series AN Preferred Shares pay a quarterly floating cash dividend.

On May 1, 2016, 5,884,470 of BCE’s 10,841,056 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2016, 28,765 of BCE’s 3,158,944 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares. As a result, 4,985,351 Series AG Preferred Shares and 9,014,649 Series AH Preferred Shares remained outstanding on May 1, 2016.

The annual fixed dividend rate on the Series AG Preferred Shares was reset for the next five years, effective on May 1, 2016, at 2.80% from 4.50%. The Series AH Preferred Shares continue to pay a monthly floating cash dividend.

On August 1, 2016, 5,081,951 of BCE’s 10,754,990 fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). In addition, on August 1, 2016, 276,845 of BCE’s 3,245,010 Series AJ Preferred Shares were converted, on a one-for-one basis, into Series AI Preferred Shares. As a result, 5,949,884 Series AI Preferred Shares and 8,050,116 Series AJ Preferred Shares remained outstanding on August 1, 2016.

The annual fixed dividend rate on the Series AI Preferred Shares was reset for the next five years, effective on August 1, 2016, at 2.75% from 4.15%. The Series AJ Preferred Shares continue to pay a monthly floating cash dividend.

On November 1, 2016, 455,302 of BCE’s 4,393,775 fixed-rate Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares). In addition, on November 1, 2016, 548,079 of BCE’s 3,606,225 Series S Preferred Shares were converted, on a one-for-one basis, into Series T Preferred Shares. As a result, 4,486,552 Series T Preferred Shares and 3,513,448 Series S Preferred Shares remained outstanding on November 1, 2016.

The annual fixed dividend rate on the Series T Preferred Shares was reset for the next five years, effective on November 1, 2016, at 3.019% from 3.393%. The Series S Preferred Shares continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

Note 13 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2016	2015	2016	2015
Employee savings plan (ESP)	(8)	(7)	(22)	(21)
Restricted share units (RSUs) and performance share units (PSUs)	(12)	(12)	(40)	(39)
Other(1)	(2)	(3)	(9)	(10)
Total share-based payments	(22)	(22)	(71)	(70)

(1)	Includes deferred share units (DSUs), deferred share plan (DSP) and stock options.

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended September 30, 2016.

ESP

NUMBER OF ESP
SHARES
Unvested contributions, January 1, 2016	1,146,046
Contributions(1)	463,107
Dividends credited	38,050
Vested	(458,197)
Forfeited	(99,717)
Unvested contributions, September 30, 2016	1,089,289

(1)	The weighted average fair value of the shares contributed during the nine months ended September 30, 2016 was $59.

50 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs/PSUs

NUMBER
OF RSUs/PSUs
Oustanding, January 1, 2016	3,333,583
Granted(1)	874,161
Dividends credited	104,534
Settled	(1,312,538)
Forfeited	(79,855)
Outstanding, September 30, 2016	2,919,885

(1)	The weighted average fair value of the RSUs/PSUs granted during the nine months ended September 30, 2016 was $58.

DSUs

NUMBER
OF DSUs
Outstanding, January 1 , 2016	3,796,051
Issued(1)	76,680
Settlement of RSUs/PSUs	323,428
Dividends credited	137,387
Settled	(217,760)
Outstanding, September 30, 2016	4,115,786

(1)	The weighted average fair value of the DSUs granted during the nine months ended September 30, 2016 was $59.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2016	9,666,904	48
Granted	2,964,441	58
Exercised(1)	(2,224,735)	44
Forfeited	(155,913)	52
Outstanding, September 30, 2016	10,250,697	52
Exercisable, September 30, 2016	1,798,407	42

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2016 was $59.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2016
Weighted average fair value per option granted	$2.57
Weighted average share price	$58
Weighted average exercise price	$58
Dividend yield	4.7%
Expected volatility	15%
Risk-free interest rate	0.6%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT 51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 Commitments

The following table is a summary of our commitments at September 30, 2016 that are due in each of the next five years and thereafter.

	2016	2017	2018	2019	2020	THEREAFTER	TOTAL
Operating leases	76	276	230	174	142	491	1,389
Commitments for property, plant and equipment and intangible assets	298	971	739	602	506	1,448	4,564
Purchase obligations	215	612	562	513	455	1,566	3,923
Proposed acquisition of MTS(1)	3,068	–	–	–	–	–	3,068
Acquisition of Q9(2)	170	–	–	–	–	–	170
Total	3,827	1,859	1,531	1,289	1,103	3,505	13,114

(1)	Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close at the end of 2016 or early 2017. If the transaction does not close under certain circumstances, including failure to obtain required regulatory approvals, BCE may be liable to pay a break fee of $120 million to MTS.
(2)	The commitment was settled on October 3, 2016 upon completion of the acquisition of Q9.

BCE’s significant operating leases are for office premises, cellular tower sites and retail outlets. These leases are non-cancellable and are renewable at the end of the lease period.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures.

52 BCE Inc. 2016 THIRD QUARTER SHAREHOLDER REPORT

This document has been filed by BCE Inc. with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

INVESTOR RELATIONS
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

BCE.ca

For additional copies of this document,
please contact investor relations.

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

CST TRUST COMPANY
320 Bay Street, 3rd floor
Toronto, Ontario M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.